Exhibit 4.1
Roll of Deeds No. H 1169/2007
Recorded at Munich on 25 July 2007
Today, this 25th day of July 2007 appeared before me
Dr. Eva-Maria Hepp, notary public at Munich
80539 Munich, Maximilianstraße 34/IV,
in the office of Hengeler Mueller
Partnership of attorneys
Leopoldstraße 8-10 D-80802 Munich,
where the notarization took place on request of the parties
(1)	Dr. Martin Bentler, born 18 January 1961 having his business address at Wittelsbacherplatz 2, 80333 Munich identified by his identity card, and

Mr. Solms U.Wittig, born 7 February 1964 having his business address at Baierbrunner Straße 15, 81379 Munich identified by his identity card,

hereafter not acting in their own name, but under exclusion of any personal liability in the name and on behalf of

Siemens Aktiengesellschaft with its business address at Wittelsbacherplatz 2, 80333 Munich, Germany (HRB 6684),

by virtue of a power of attorney dated 18 July 2007, the original of which has been presented to the notary during the notarisation and a certified copy of which is attached to this deed;
(2)	Dr. Daniel Wiegand, born 21 February 1973

having his business address at Leopoldstraße 8-10, 80802 Munich personally known to me, and

Dr. Stephan Bühler, born 23 October 1964 having his business address at Werner-von-Siemens-Str. 50, 91052 Erlangen, identified by his identity card hereafter not acting in their own name, but under exclusion of any personal liability in the name and on behalf of

Siemens International Holding B.V. with its business address at Prinses Beatrixlaan 800, 2595 BN Den Haag, The Netherlands (no. 27044420- Kamer van Koophandel),

by virtue of a power of attorney dated 18 July 2007, the original of which has been presented to the notary during the notarisation and a certified copy of which is attached to this deed;
(3)	Mr. Jiri Philippi, born 4 December 1968 having his business address at Wittelsbacherplatz 2, 80333 Munich identified by his identity card, and

Dr. Jan Wittenberg, born 5 March 1970 having his business address at Werner-von-Siemens-Str.50, 91052 Erlangen, identified by his passport hereafter not acting in their own name, but under exclusion of any personal liability in the name and on behalf of

Siemens Beteiligungen U.S.A. GmbH with its business address at Wittelsbacherplatz 2, 80333 Munich, Germany (HRB 157985),

by virtue of a power of attorney dated 18 July 2007, the original of which has been presented to the notary during the notarisation and a certified copy of which is attached to this deed;
(4)	Dr. Christoph H. Seibt, born 17 August 1965 having his business address at Alsterarkaden 27, 20354 Hamburg identified by his identity card hereafter not acting in his own name, but under exclusion of any personal liability in the name and on behalf of

CAS Two Holdinggesellschaft mbH with its business address at Vahrenwalder Straße 9, 30165 Hanover, Germany (HRB 59424), by virtue of a power of attorney dated 24 July 2007, the original of which has been presented to the notary during the notarisation and a certified copy of which is attached to this deed; and

(5)	Dr. Jochen Etzel, born 6 February 1960 having his business address at Vahrenwalder Straße 9, 30165 Hanover, Germany identified by his identity card hereafter not acting in his own name, but under exclusion of any personal liability in the name and on behalf of

Continental Aktiengesellschaft with its business address at Vahrenwalder Straße 9, 30165 Hanover, Germany (HRB 3527)

by virtue of a power of attorney dated 24 July 2007, the original of which has been presented to the notary during the notarisation and a certified copy of which is attached to this deed
The persons present requested that the notary public notarizes this deed in English language. The notary public having a good command of written and spoken English language made sure that the persons present have good command of the English language. She informed the persons present about their right to have an interpreter present during notarization or to request for a certified translation of this deed. The persons present explicitly waived this right.
Reference is made to the Reference Deed (notarial deed no. H 1168 / 2007 of the notary Dr. Eva-Maria Hepp, Munich dated 24 July 2007) comprising the Exhibits and Schedules referred to in this deed. The Reference Deed, the original of which was on hand during the notarization, constitutes an integral part of this deed. The persons appearing declare to have knowledge of the said Reference Deed and waived the rights to have the Reference Deed read again aloud and to have it attached to this deed. The Parties are informed that hereby the Exhibits and Schedules become an integral part of this deed, whereas, for the avoidance of doubt, the annexes referred to in Exhibit 1.4 are not part of the Reference Deed or this deed.
Reference was further made to the Contribution Agreements (as defined in Section 1.3 of the SPA), (notarial deeds no. T 1349/2007 of the notary public Ludwig Thiede, Munich, dated 23 May 2007 and notarial deeds no. A 2463/2007 and A 2464/2007 of the notary public Dr. Manfred Asam, Munich, both dated 29 June 2007). Certified Copies of the Contribution Agreements were on hand during the notarization. The persons appearing declare to have knowledge of the said Contribution Agreements and waived the rights to have the Contribution Agreements read again aloud and to have them attached to this deed.
To the extent that the Sale and Purchase Agreement provides for numbered Exhibits and Schedules which are contained under the same number in the Reference Deed, the reference to such Exhibit or Schedule in the Sale and Purchase Agreement shall be deemed to be a reference to the corresponding Exhibit or Schedule, as the case may be, of the same number in the Reference Deed.
Upon request I hereby record the declarations of the persons appearing made before me as follows:

SALE AND PURCHASE AGREEMENT
EXECUTION COPY
25 JULY 2007

regarding the
sale and purchase of the
Siemens VDO Automotive Group

Sale and Purchase Agreement
by and between
1.	Siemens Aktiengesellschaft with its business address at Wittelsbacherplatz 2, 80333 Munich, Germany,
- herein “Seller 1” -
2.	Siemens International Holding B.V. with its business address at Prinses Beatrixlaan 800, 2595 BN Den Haag, The Netherlands,
- herein “Seller 2” -
3.	Siemens Beteiligungen U.S.A. GmbH with its business address at Wittelsbacherplatz 2, 80333 Munich, Germany,
- herein “Seller 3” -
- each of Seller 1, Seller 2 and Seller 3 herein also referred to as a “Seller” and collectively as “Sellers” -
4.	CAS Two Holdinggesellschaft mbH with its business address at Vahrenwalder Straße 9, 30165 Hanover, Germany,
- herein “Purchaser” -
5.	Continental Aktiengesellschaft with its business address at Vahrenwalder Straße 9, 30165 Hanover, Germany
- herein “Guarantor” -
- each of Sellers, Purchaser and Guarantor herein also referred to individually as a “Party” and collectively as “Parties” -

Exhibits and Schedules

Exhibit A	Business Definition
Exhibit 1.1	Structure as of the Scheduled Closing Date
Exhibit 1.4	Draft Amendment to SAG Contribution Agreement
Exhibit 1.7.1	VDO Subsidiaries
Exhibit 1.7.2	Consolidated Companies
Exhibit 1.7.3	Material Joint Venture Participations
Exhibit 3.1.2	Loan Assignment Agreement 1
Exhibit 3.2.2	Loan Assignment Agreement 2
Exhibit 4.1.2	Equity Value Bridge
Exhibit 5.3	Form for Additional Loan Assignment Agreements
Exhibit 6.5.7	Sellers’ Representatives Incumbent on Boards of the Companies

Exhibit 7.3	Persons Relevant for Due Inquiry
Exhibit 9.4.5.2	Joint Instruction Letter
Exhibit 11.3	Permitted Actions between Signing Date and Closing Date
Exhibit 11.3.2	Capex Plan
Exhibit 11.5	Terminating Services
Exhibit 12.3.3	Actuarial Assumptions for Calculation of the DBO Amount
Exhibit 13.1	Restricted Activities
Exhibit 15.1	Sellers’ Securities
Exhibit 20.1	IPO-Related Costs
Schedule 7.1.3	Bankruptcy Proceedings
Schedule 7.1.5	VDO Subsidiaries
Schedule 7.1.6	Majority Participations, Equity Interest
Schedule 7.1.7	Enterprise Agreements
Schedule 7.1.8	Material Intellectual Property Rights
Schedule 7.1.10	Litigation
Schedule 7.1.11	Permits
Schedule 7.1.12	Compliance with Laws
Schedule 7.1.13	Conduct of Business
Schedule 7.1.14	Collective Labor Agreements
Schedule 7.1.17	Environmental Contaminations
Schedule 7.1.19	IT Systems

Definitions

Additional Loan Assignment Agreements	as defined in Section 5.3
Adjustment Amount	as defined in Section 5.6
Affiliate(s)	shall mean any affiliate within the meaning of Section 15 German Stock Corporation Act (AktG)
Agreement	as defined in Recital (C)
Antitrust Clearances	as defined in Section 6.1.1
Best Knowledge of Sellers	as defined in Section 7.3
BodeHewitt	as defined in Section 12.3
BodeHewitt Report	as defined in Section 12.3
Business	as defined in Recital (A)
Business Day(s)	as defined in Section 24.1
Capex Plan	as defined in Section 11.3.2
Capital Increase 1	as defined in Section 1.3.1
Capital Increase 2	as defined in Section 1.3.2
Capital Increase 3	as defined in Section 1.3.3
Capital Increases	as defined in Section 1.3
Carve-Out Agreements	as defined in Section 11.7
Cash Pooling Agreements	as defined in Section 5.1
Chinese Carve-out Business	as defined in Section 1.6.1
Chinese Carve-out Companies	as defined in Section 1.6.1
CIT	as defined in Section 4.3.3.1
Closing	as defined in Section 6.5
Closing Conditions	as defined in Section 6.1
Closing Date	as defined in Section 2.4
Closing Events	as defined in Section 6.5
Collective Employment Agreements	as defined in Section 15.7.1
Company/Companies	as defined in Section 1.7.1
Competing Business	as defined in Section 13.2
Confidential Information	as defined in Section 18.2
Consolidated Company/Companies	as defined in Section 1.7.2
Contest	as defined in Section 10.8.3
Contractual Penalty	as defined in Section 6.6
Contribution Agreements	as defined in Section 1.3
Contribution Profit	as defined in Section 4.3.2
Data Room	as defined in Section 9.4.5.2
DBO Amount	as defined in Section 12.2.1
Deemed Step-up Potential	as defined in Section 4.3.2
De Minimis Claims	as defined in Section 14.3
Deductible	as defined in Section 14.3
Disclosure Schedules	as defined in Section 7.2
Effective Date	as defined in Section 2.2

Effective Date Accounts	as defined in Section 7.1.15
Enterprise Value	as defined in Section 4.1.1
Environmental Contamination	as defined in Section 7.1.17
Equity Value Bridge	as defined in Section 4.1.2
Equity Value	as defined in Section 4.1.2
Exchange Rates	as defined in Section 24.2
Exempted Claims	as defined in Section 14.1
Expected Step-up Potential	as defined in Section 4.3.1
Final Intercompany Debt Balance	as defined in Section 5.5
Final Intercompany Loan Purchase Price	as defined in Section 5.5
Grace Period	as defined in Section 13.4
Guarantor	shall mean Continental Aktiengesellschaft
Hedge Market Value	as defined in Section 5.7
Hedges	as defined in Section 5.7
Indian Carve-out Business	as defined in Section 1.6.2
Indian NewCo	as defined in Section 1.6.2
Intercompany Financing Loans	as defined in Section 5.2.2
Intercompany Loan Purchase Price	as defined in Section 5.3
Intercompany Financing Arrangements	as defined in Section 5.1
Liability Cap	as defined in Section 14.4
Loan Assignment Agreement 1	as defined in Section 3.1.2
Loan Assignment Agreement 2	as defined in Section 3.2.2
Loan Purchaser(s)	as defined in Section 3.4
Losses	as defined in Section 9.1
Management Team	as defined in Section 7.3
Material Adverse Effect	as defined in Section 7.4
Material Assets	as defined in Section 7.1.9
Material Intellectual Property Rights	as defined in Section 7.1.8
Material Joint Venture Participations	as defined in Section 1.7.3
Neutral Auditor	as defined in Section 5.5
Party/Parties	shall mean individually or collectively Sellers, Purchaser and the Guarantor
Pension and/or Benefit Schemes	as defined in Section 15.7.3
Pension Asset Value	as defined in Section 12.2.3
Pension Deficit Amount	as defined in Section 12.2
Permits	as defined in Section 7.1.11
Post-Effective Date Obligation	as defined in Section 10.6
Post-Employment Benefit Obligations	as defined in Section 12.2.2
Pre-Effective Date Obligation	as defined in Section 10.6
Preliminary Intercompany Financing Loans	as defined in Section 5.4
Preliminary Intercompany Loan Purchase Price	as defined in Section 5.4
Purchase Price	as defined in Section 4.1

Purchaser	shall mean CAS Two Holdinggesellschaft mbH
Purchaser Claim	as defined in Section 9.1
Receiving Plan	as defined in Section 12.5
Relevant Employees	as defined in Section 12.2.1
Restricted Activities	as defined in Section 13.1
Restricted Employees	as defined in Section 13.5
Retained Employees	as defined in Section 16.1.4
SAG Contribution Agreement	as defined in Section 1.3.1
Scheduled Closing Date	as defined in Section 2.3
Section 52 Registration	as defined in Section 1.3
Seller 1	shall mean Siemens Aktiengesellschaft
Seller 1 Shares	as defined in Section 1.5.1
Seller 2	shall mean Siemens International Holding B.V.
Seller 2 Shares	as defined in Section 1.5.2
Seller 3	shall mean Siemens Beteiligungen U.S.A. GmbH
Seller 3 Shares	as defined in Section 1.5.3
Seller(s)	shall mean Seller 1, Seller 2 and Seller 3
Sellers’ Account	as defined in Section 4.5
Sellers’ Affiliates	as defined in Section 5.1
Sellers’ Conduct Covenants	as defined in Section 11.11
Sellers’ Covenants	as defined in Section 11.11
Sellers’ Guarantees	as defined in Section 7.1
Sellers’ Indemnification Claims	as defined in Section 16.1
Sellers’ Other Covenants	as defined in Section 11.11
Sellers’ Securities	as defined in Section 15.1
Share Certificate 1	as defined in Section 1.5.1
Share Certificate 2	as defined in Section 1.5.2
Share Certificate 3	as defined in Section 1.5.3
Share Certificates	as defined in Section 1.7.5
Shareholder Loan 1	as defined in Section 1.3.1
Shareholder Loan 2	as defined in Section 1.3.1
Shareholder Loan 3	as defined in Section 1.3.2
Shareholder Loan Interest	as defined in Section 4.1.4
Shareholder Loan Purchase Price	as defined in Section 4.2.1
Shareholder Loans	as defined in Section 1.7.7
Share Purchase Price	as defined in Section 4.2.2
Share Purchase Price Interest	as defined in Section 4.1.3
Shares	as defined in Section 1.7.4
SIBUSA Contribution Agreement	as defined in Section 1.3.3
Signing Date	as defined in Section 2.1
SIH Contribution Agreement	as defined in Section 1.3.2

Step-up Agreements	as defined in Section 4.3.2
Subsidiary Shares	as defined in Section 1.7.6
Tax/Taxes	as defined in Section 10.1
Tax Benefits	as defined in Section 10.2.2
Tax Indemnification Claim	as defined in Section 10.2
Tax Refunds	as defined in Section 10.3
Terminating Services	as defined in Section 11.5
Third Party Claim	as defined in Section 9.6
Time Limitations	as defined in Section 14.1
Title Claims	as defined in Section 14.1.1
Transferring Employees	as defined in Section 11.8
Unfunded Pension Compensation	as defined in Section 12.5
VDO AG	as defined in Section 1.2
VDO Subsidiaries	as defined in Section 1.7.1
VDO Trademarks	as defined in Section 13.3
Year-End Accounts	as defined in Section 7.1.16
2007 CIT Assessment Notice	as defined in Section 4.3.3.2
2007 CIT Return	as defined in Section 4.3.3.1

R E C I T A L S
(A)	WHEREAS, Sellers are, amongst other activities, through their direct and indirect subsidiaries engaged in the activities described in Exhibit A (herein collectively “Business”).

(B)	WHEREAS, Guarantor and its Affiliates, amongst other activities, are engaged in the development, manufacturing, marketing and distribution of tires, other products made of natural or synthetic rubber and of components for the automotive industry, in particular brake systems, airbag systems, suspension systems and other components.

(C)	WHEREAS, Seller 1, the ultimate parent company of Seller 2 and Seller 3, after a strategic review of its business portfolio, has concluded that it wishes to sell and transfer the Business to Purchaser upon the terms and conditions of this Sale and Purchase Agreement (herein “Agreement”).

(D)	WHEREAS, Purchaser wishes to purchase and acquire the Business from Sellers upon the terms and conditions of this Agreement.
NOW, THEREFORE, the Parties agree as follows:
A.	BUSINESS STRUCTURE, CARVE-OUT AND TRANSACTION DATES
1.	Business Structure and Carve-out
1.1	The legal structure of the Companies (as defined in Section 1.7.1 below) engaged in the Business held directly or indirectly by Sellers as of the Scheduled Closing Date (as defined in Section 2.3 below) is shown in Exhibit 1.1.

1.2	Siemens VDO Automotive AG is a stock corporation (Aktiengesellschaft) organized under the laws of Germany registered with the commercial register (Handelsregister) maintained at the lower court (Amtsgericht) of Regensburg under registration number HRB 10510 and having its corporate domicile (Sitz) in Regensburg, Germany (herein “VDO AG”). As of the Signing Date, the stated capital (Grundkapital) of VDO AG amounts to EUR 50,000.00 (in words: fifty thousand Euro) and is divided in 50,000 (in words: fifty thousand) registered no-par value shares (Namens-Stückaktien) with an arithmetical participation in the stated capital (rechnerischer Anteil am Grundkapital) of EUR 1.00 per share.

1.3	The Business as formerly conducted directly or indirectly by Sellers and Sellers’ Affiliates (as defined in Section 5.1 below) has been reorganized and transferred to VDO AG as follows:
1.3.1	Under a contribution agreement (Einbringungsvertrag) dated 23 May 2007 (notarial deed no. T 1349/2007 of the notary Ludwig Thiede, Munich) (herein “SAG Contribution Agreement”), Seller 1 has agreed to transfer the Business as previously conducted by Seller 1 in Germany (including participations in domestic and foreign subsidiaries pertaining to the Business) to VDO AG as mixed contribution in kind (gemischte Sacheinlage) with economic effect as of 01 June 2007, 0:00 hours in exchange for (i) issuance of 75,000,000 new shares in VDO AG with an arithmethical participation in the stated capital (rechnerischer Anteil am Grundkapital) of VDO AG of EUR 1.00 per share to be issued by VDO AG to Seller 1 in accordance with a capital increase (Kapitalerhöhung) resolved by the shareholders’ meeting of VDO AG on 23 May 2007 (herein “Capital Increase 1”) and (ii) a claim for additional consideration (Mehrvergütungsanspruch) against VDO AG in the amount of EUR 2,180,000,000.00 (in words: Euro two billion one hundred eighty million) (subject to adjustments in accordance with Section 2.6 of the SAG Contribution Agreement) for which payment has been deferred (gestundet) under the SAG Contribution Agreement such that the amount of EUR 2,180,000,000.00 (in words: Euro two billion one hundred eighty million) plus interest thereon at a rate of EURIBOR (as defined in the underlying loan agreement) plus 0.125 percent p.a. as from 01 June 2007 is owed by VDO AG to Seller 1 as shareholder loan (herein “Shareholder Loan 1”). In accordance with Section 10.4 of the SAG Contribution Agreement, Seller 1 has granted VDO AG an additional shareholder loan in the amount of EUR 1,389,607,965.00 (in words: Euro one billion three hundred eighty-nine million six hundred and seven thousand nine hundred sixty-five) (herein “Shareholder Loan 2”) which bears interest at a rate of EURIBOR (as defined in the underlying loan agreement) plus 0.125 percent p.a. as from 01 June 2007.

1.3.2	Under a contribution agreement (Einbringungsvertrag) dated 29 June 2007 (notarial deed no. A 2463/2007 of the notary Dr. Manfred Asam, Munich) (herein “SIH Contribution Agreement”), Seller 2 has agreed to transfer shares in certain foreign and domestic subsidiaries operating in the Business (including all shares in Kyros 31 GmbH, Munich, which in turn holds 44.93 percent of the capital interests (Class B Common Stock) in Siemens VDO Holding Inc., Wilmington, Delaware, USA) to VDO AG as mixed contribution in kind (gemischte Sacheinlage) with economic effect as of 29 June 2007, 24:00 hours in exchange for (i) issuance of 7,500,000 new registered no-par value shares (Namens-Stückaktien) in VDO AG with an arithmetical participation in the stated capital (rechnerischer Anteil am Grundkapital) of VDO AG of EUR 1.00 per share to be issued by VDO AG to Seller 2 in accordance with a capital increase (Kapitalerhöhung) resolved by the shareholders’ meetings of VDO AG on 23 May 2007 and on 29 June 2007 (herein “Capital Increase 2”) and (ii) a claim for additional consideration (Mehrvergütungsanspruch) against VDO AG in the amount of EUR 800,000,000.00 (in words: Euro eight hundred million) for which payment has been deferred (gestundet) under the SIH Contribution Agreement so that the amount of EUR 800,000,000.00 (in words: Euro eight hundred million) plus interest thereon at a rate of EURIBOR (as defined in the underlying loan agreement) plus 0.125 percent p.a. as from 29 June 2007 is owed by VDO AG to Seller 2 as shareholder loan (herein “Shareholder Loan 3”).

1.3.3	Under a contribution agreement (Einbringungsvertrag) dated 29 June 2007 (notarial deed no. A 2464/2007 of the notary Dr. Manfred Asam, Munich) (herein “SIBUSA Contribution Agreement”), Seller 3 has agreed to transfer 55.07 percent of the capital interests (Class A Common Stock) in Siemens VDO Holding Inc., Wilmington, Delaware, USA as contribution in kind (Sacheinlage) with effect as of 29 June 2007, 24:00 hours in exchange for issuance of 11,250,000 new registered no-par value shares (Namens-Stückaktien) in VDO AG with an arithmetical participation in the stated capital (rechnerischer Anteil am Grundkapital) of VDO AG of EUR 1.00 per share to be issued by VDO AG to Seller 3 in accordance with a capital increase (Kapitalerhöhung) resolved by the shareholders’ meeting of VDO AG on 23 May 2007 and amended by shareholder resolution dated 29 June 2007 (herein “Capital Increase 3”).
The SAG Contribution Agreement, the SIH Contribution Agreement and the SIBUSA Contribution Agreement shall herein be collectively referred to as “Contribution Agreements”. The Capital Increase 1, Capital Increase 2, the Capital Increase 3 shall herein be collectively referred to as “Capital Increases”. As a matter of precaution, the parties to the Contribution Agreements have agreed to fulfil the requirements set forth in Section 52 German Stock Corporation Act (AktG) (Nachgründung) and the Contribution Agreements shall be registered with the commercial register (Handelsregister) of VDO AG in accordance with the provisions of Section 52 German Stock Corporation Act (AktG) (Nachgründung) (herein “Section 52 Registration”).

1.4	As of the Signing Date, the Capital Increases have not yet been registered with the commercial register (Handelsregister) maintained at the lower court (Amtsgericht) of Regensburg and therefore not become effective yet. Seller 1 shall procure (bewirken) that, as soon as reasonably practicable after the Signing Date (i) all amendments to the SAG Contribution Agreement shall, substantially in the form as attached as Exhibit 1.4, be notarized and (ii) the shareholders’ meeting of VDO AG shall, as a matter of precaution, approve the execution of the Contribution Agreements (as amended) with a view to rules on post formation transactions (Nachgründung) pursuant to Section 52 Stock Corporation Act (AktG) and (iii) both the management board (Vorstand) and the chairman of the supervisory board (Aufsichtsratsvorsitzende) of VDO AG shall apply for the registration of the Contribution Agreements and of the resolution (Beschluss) and implementation (Durchführung) of the Capital Increases with the commercial register (Handelsregister) maintained at the lower court (Amtsgericht) of Regensburg in accordance with Sections 52 (6), 184, 188 Stock Corporation Act (AktG).

1.5	Upon registration of the Capital Increases with the commercial register (Handelsregister), the stated capital (Grundkapital) of VDO AG shall amount to EUR 93,800,000.00 (in words: Euro ninety three million eight hundred thousand) and shall be divided in 93,800,000 (in words: ninety three million eight hundred thousand) registered no-par value shares (Namens-Stückaktien) with an arithmetical participation in the stated capital (rechnerischer Anteil am Grundkapital) of EUR 1.00 per share which shall be held by Sellers as follows:
1.5.1	Seller 1 shall hold 75,050,000 (in words: seventy-five million fifty thousand) registered no-par value shares (Namens-Stückaktien) with an arithmetical participation in the stated capital (rechnerischer Anteil am Grundkapital) of EUR 1.00 (in words: Euro one) per share (herein “Seller 1 Shares”) for which a collective share certificate (Sammelurkunde) shall be issued in the name of Seller 1 (herein “Share Certificate 1”);

1.5.2	Seller 2 shall hold 7,500,000 (in words: seven million five hundred thousand) registered no-par value shares (Namens-Stückaktien) with an arithmetical participation in the stated capital (rechnerischer Anteil am Grundkapital) of EUR 1.00 (in words: Euro one) per share (herein “Seller 2 Shares”) for which a collective share certificate (Sammelurkunde) shall be issued in the name of Seller 2 (herein “Share Certificate 2”);

1.5.3	Seller 3 shall hold 11,250,000 (in words: eleven million two hundred fifty thousand) registered no-par value shares (Namens-Stückaktien) with an arithmetical participation in the stated capital (rechnerischer Anteil am Grundkapital) of EUR 1.00 (in words: Euro one) per share (herein “Seller 3 Shares”) for which a collective share certificate (Sammelurkunde) shall be issued in the name of Seller 3 (herein “Share Certificate 3”).

1.6	The following activities relating exclusively to the Business which are currently still held or conducted by Sellers or Sellers’ Affiliates are to be carved out and transferred to the Companies in accordance with the principles of the Contribution Agreements as follows:
1.6.1	Seller 1 shall procure (bewirken) that the activities (including without limitation all assets and liabilities regardless whether such assets and liabilities are to be shown on a balance sheet or not, contracts, contractual offers (Vertragsangebote) and all staff) relating exclusively to the Business carried out by Siemens Ltd. China and Siemens International Trading Ltd., each a wholly owned direct or indirect subsidiary of Seller 1 (herein “Chinese Carve-out Business”) shall, as soon as legally and practically possible, be sold by Siemens Ltd. China and Siemens International Trading Ltd. to Siemens VDO Asia Pacific Co. Ltd. and Siemens VDO Automotive Changchun Co, Ltd., each a wholly owned subsidiary of VDO AG (herein “Chinese Carve-out Companies”); provided that (mit der Maßgabe, dass) the purchase price for the Chinese Carve-out Business payable to Siemens Ltd. China and Siemens International Trading Ltd. shall be paid by Seller 1 and Seller 1 shall waive any and all claims for reimbursement (Ersatzansprüche) resulting from such payment, if any, against Purchaser, the Chinese Carve-out Companies and any other Company.

1.6.2	Seller 1 shall procure (bewirken) that the activities (including without limitation all assets and liabilities regardless whether such assets and liabilities are to be shown on a balance sheet or not, contracts, contractual offers (Vertragsangebote) and all staff) relating exclusively to the Business carried out by Siemens Ltd., India with the exception of the property used by the Business in Bangalore, India (herein “Indian Carve-out Business”) shall, as soon as legally and practically possible, (i) be sold and transferred by Siemens Ltd., India to Siemens VDO Automotive Components Private Limited (herein “Indian NewCo”), and (ii) after such sale and transfer, all but one (1) shares in Indian NewCo shall be contributed by Seller 1 to the capital reserves (Einbringung in die Kapitalrücklage) of VDO AG without issuance of new shares and without any additional consideration and (iii) the remaining one (1) share shall be transferred to a VDO Subsidiary.

1.7	Companies, Consolidated Companies, Material Joint Venture Participations, Shares, Share Certificates, Subsidiary Shares and Shareholder Loans shall each have the following meaning in this Agreement:
1.7.1	“Companies” and each individually a “Company” shall mean (i) VDO AG, (ii) the direct or indirect majority participations of VDO AG listed in Exhibit 1.7.1 (herein “VDO Subsidiaries”) and (iii) Indian NewCo and Siemens VDO Asia Pacific Co. Ltd..

1.7.2	“Consolidated Companies” and each individually a “Consolidated Company” shall mean all Companies listed in Exhibit 1.7.2.

1.7.3	“Material Joint Venture Participations” shall mean the participations in the joint ventures as listed in Exhibit 1.7.3.

1.7.4	“Shares” shall mean the Seller 1 Shares, the Seller 2 Shares and the Seller 3 Shares.

1.7.5	“Share Certificates” shall mean the Share Certificate 1, the Share Certificate 2 and the Share Certificate 3.

1.7.6	“Subsidiary Shares” shall mean the shareholdings of the Companies in the VDO Subsidiaries and the Material Joint Venture Participations as set forth in Exhibit 1.7.1 and 1.7.3.

1.7.7	“Shareholder Loans” shall mean the Shareholder Loan 1, the Shareholder Loan 2 and the Shareholder Loan 3.
2.	Transaction Dates
Signing Date, Effective Date, Scheduled Closing Date and Closing Date shall each have the following meaning in this Agreement:

2.1	“Signing Date” shall be the day on which this Agreement has been notarized.

2.2	“Effective Date” shall be 30 June 2007, 24:00 hours.

2.3	“Scheduled Closing Date” shall be (i) the last Business Day (as defined in Section 24.1 below) of the month in which the last Closing Condition (as defined in Section 6.1 below) shall have been fulfilled provided that the last Closing Condition shall have been fulfilled at least ten (10) Business Days prior to the end of such month, or (ii) in the event that the last Closing Condition shall have been fulfilled less than ten (10) Business Days prior to the end of a given month, the last Business Day of the calendar month immediately following the month in which the last Closing Condition has been fulfilled, or (iii) any other day as agreed between the Parties.

2.4	"Closing Date” shall be the day on which all, and not some only, of the Closing Events (as defined in Section 6.5 below) shall have taken place or have been duly waived.
B.	SALE, PURCHASE AND ASSIGNMENT, PURCHASE PRICE
3.	Sale, Purchase and Assignment of the Shares and the Shareholder Loans
3.1	Seller 1 hereby sells to Purchaser
3.1.1	the Seller 1 Shares with all rights and obligations pertaining thereto, including the dividend rights (Gewinnbezugsrechte) to all profits for the current business year (ending 30 September 2007) and all subsequent business years not yet distributed to Seller 1 as of the Closing Date, with commercial effect (mit wirtschaftlicher Wirkung) as of the Effective Date and undertakes to transfer title to (übereignen) the Seller 1 Shares and deliver (übergeben) the Share Certificate 1 to Purchaser on the Scheduled Closing Date in accordance with Section 6.5 below; and

3.1.2	the Shareholder Loan 1 and the Shareholder Loan 2 with all rights and obligations pertaining thereto (including all accrued interest) and undertakes to assign (abtreten) the Shareholder Loan 1 and the Shareholder Loan 2 to Purchaser on the Scheduled Closing Date in accordance with a separate assignment agreement substantially in the form as attached hereto as Exhibit 3.1.2 (herein “Loan Assignment Agreement 1”).
Purchaser hereby purchases the Seller 1 Shares, the Shareholder Loan 1 and the Shareholder Loan 2 from Seller 1 and undertakes to accept the transfer and assignment thereof in accordance with Sections 3.1.1 and 3.1.2.

3.2	Seller 2 hereby sells to Purchaser
3.2.1	the Seller 2 Shares with all rights and obligations pertaining thereto, including the dividend rights (Gewinnbezugsrechte) to all profits for the current business year (ending 30 September 2007) and all subsequent business years not yet distributed to Seller 2 as of the Closing Date, with commercial effect (mit wirtschaftlicher Wirkung) as of the Effective Date and undertakes to transfer title to (übereignen) the Seller 2 Shares and deliver (übergeben) the Share Certificate 2 to Purchaser on the Scheduled Closing Date in accordance with Section 6.5 below; and

3.2.2	the Shareholder Loan 3 with all rights and obligations pertaining thereto (including all accrued interest) and undertakes to assign (abtreten) the Shareholder Loan 3 to Purchaser on the Scheduled Closing Date in accordance with a separate assignment agreement substantially in the form as attached hereto as Exhibit 3.2.2 (herein “Loan Assignment Agreement 2”).
Purchaser hereby purchases the Seller 2 Shares and the Shareholder Loan 3 from Seller 2 and undertakes to accept the transfer and assignment thereof in accordance with the foregoing sentence.

3.3	Seller 3 hereby sells to Purchaser the Seller 3 Shares with all rights and obligations pertaining thereto, including the dividend rights (Gewinnbezugsrechte) to all profits for the current business year (ending 30 September 2007) and all subsequent business years not yet distributed to Seller 3 as of the Closing Date, with commercial effect (mit wirtschaftlicher Wirkung) as of the Effective Date and undertakes to transfer title to (übereignen) the Seller 3 Shares and deliver (übergeben) the Share Certificate 3 to Purchaser on the Scheduled Closing Date in accordance with Section 6.5 below. Purchaser hereby purchases the Seller 3 Shares from Seller 3 and undertakes to accept the assignment thereof in accordance with the foregoing sentence.

3.4	Purchaser shall be entitled to nominate one or several of its Affiliates to purchase and acquire some or all of the Shareholder Loans or the Intercompany Financing Loans (as defined in Section 5.2.2 below) instead of Purchaser (herein “Loan Purchaser(s)”). Purchaser shall exercise the foregoing right by submitting, within twenty (20) Business Days after the Signing Date, a written notification to Sellers specifying the Loan Purchaser(s) and the Shareholder Loans or the Intercompany Financing Loans which such Loan Purchaser(s) shall acquire. Upon such written notification by Purchaser, the relevant Loan Purchaser shall declare in notarial form to the acting notary that it shall purchase and acquire the relevant Shareholder Loan or the Intercompany Financing Loan in lieu of Purchaser. Purchaser shall remain liable for all its obligations arising under this Agreement, and shall exclusively be entitled and responsible for exercising all rights and remedies, if any, on behalf of the Loan Purchaser(s). Sellers hereby accept such declaration of adherence (Vertragsbeitritt) of Loan Purchaser(s).

4.	Purchase Price
4.1	The purchase price for (i) the Shares and (ii) the Shareholder Loans to be paid by Purchaser to Sellers shall be:
4.1.1	an amount of:
EUR 11,439,000,000.00
(in words: Euro eleven billion four hundred thirty-nine million)
(herein “Enterprise Value”);
minus
4.1.2	a net deduction of EUR 363,851,000.00 (in words: Euro three hundred sixty-three million eight hundred fifty-one thousand) for net financial debt and debt-like items of the Consolidated Companies existing as of the Effective Date (excluding, for the avoidance of doubt, the Shareholder Loans) which are set forth in Exhibit 4.1.2 (herein “Equity Value Bridge”);
equaling an amount of:
EUR 11,075,149,000.00
(in words: Euro eleven billion seventy-five million
one hundred forty-nine thousand)
(herein “Equity Value”);

plus
4.1.3	an amount equivalent to interest on the Share Purchase Price (as defined in Section 4.2.2 below) as from (and including) 01 July 2007 until (and including) the date of payment at a rate of (i) five (5) percent p.a. for the period as from (and including) 01 July 2007 until (and including) ninety (90) days after the Signing Date and (ii) seven (7) percent p.a. for the period, if any, beginning (and including) ninety-one (91) days after the Signing Date until (and including) the date of payment (herein “Share Purchase Price Interest”);

plus
4.1.4	an amount equivalent to the interest accrued and not yet paid on the Shareholder Loans until and including the date of payment (herein “Shareholder Loan Interest”);
(herein “Purchase Price”). Five (5) Business Days prior to the Scheduled Closing Date, Sellers shall notify Purchaser of the Share Purchase Price Interest and the Shareholder Loan Interest calculated as per the Scheduled Closing Date.

4.2	The Parties agree that the Purchase Price shall be allocated as follows:
4.2.1	an amount of EUR 4,369,607,965.00 (in words: Euro four billion three hundred sixty-nine million nine hundred and sixty five), equaling the aggregate principal balance of the Shareholder Loans (herein “Shareholder Loan Purchase Price”) shall be allocated to the Shareholder Loans, and each the Shareholder Loan Purchase Price and the Shareholder Loan Interest shall be further allocated to the individual Shareholder Loans by allocating an amount equaling the principal balance and the interest accrued and not yet paid for the respective Shareholder Loan to each of the Shareholder Loans;

4.2.2	the balance of the Equity Value minus the Shareholder Loan Purchase Price (herein “Share Purchase Price”) shall be allocated to the Shares, and the Share Purchase Price as well as the Share Purchase Price Interest shall be further allocated to the Seller 1 Shares, Seller 2 Shares and Seller 3 Shares on a pro rata basis.
4.3	The Parties agree in relation to the deemed step-up potential realized in connection with the transfer of the Business to VDO AG under the SAG Contribution Agreement on the following:
4.3.1	On the Scheduled Closing Date Purchaser shall pay to Seller 1 an amount equal to twenty-three (23) percent of the amount by which the Deemed Step-up Potential (as defined in Section 4.3.2 below) as determined on the basis of the Step-up Agreements (as defined in Section 4.3.2 below) exceeds the amount of EUR 4,100,000,000.00 (in words: four billion one hundred million) (herein “Expected Step-up Potential”) or, alternatively, Seller 1 shall pay to Purchaser an amount equal to twenty-three (23) percent of the amount by which the Deemed Step-up Potential as determined on the basis of the Step-up Agreements falls short of the Expected Step-up Potential.

4.3.2	"Deemed Step-up Potential” shall mean the amount of the profit realized for tax purposes by Seller 1 upon the contribution of the Business, other than shares, under the SAG Contribution Agreement, but regardless of whether and how the assets of the transferred Business are subject to depreciation (herein “Contribution Profit”). Such Contribution Profit shall be initially determined based on identical informal agreements regarding the allocation of values to the assets contributed under the SAG Contribution Agreement (i) between Seller 1 and the competent tax auditors of Seller 1 and (ii) between VDO AG and the competent tax auditors of VDO AG ((i) and (ii) herein the “Step-up Agreements”).

4.3.3	In the event that the Deemed Step-up Potential (as initially determined on the basis of the Step-up Agreements) shall change as a result of either
4.3.3.1	the filing of the corporate income tax (herein “CIT”) return of Seller 1 for the year 2007 (herein “2007 CIT Return”) (in which case the excess Deemed Step-up Potential or the Deemed Step-up Potential shortfall shall be determined on the basis of the Contribution Profit that will underlie the 2007 CIT Return), or

4.3.3.2	the receipt of a CIT assessment notice for 2007 by Seller 1 (herein “2007 CIT Assessment Notice”) and subsequently upon any amendment to the 2007 CIT Assessment Notice, (in which case the excess Deemed Step-up Potential or the Deemed Step-up Potential shortfall shall be determined on the basis of the Contribution Profit that underlies the 2007 CIT Assessment Notice or the 2007 CIT Assessment Notice as amended),
Purchaser or Seller 1, as the case may be, shall make adjustment payments applying the principles set out under Section 4.3.1 above to Seller 1 or Purchaser, as the case may be, such adjustment payments to be calculated on the basis of the Contribution Profit determined in the 2007 CIT Return or 2007 CIT Assessment Notice, as the case may be.

4.3.4	Payments and adjustment payments to be made under this Section 4.3 shall be due no later than twenty (20) Business Days after the relevant obligor has been notified of the Step-up Agreement (but in no event prior to the Scheduled Closing Date), the filing of 2007 CIT Return or the receipt of the relevant 2007 CIT Assessment Notice, as the case may be, and shall bear interest for the period from (but not including) the Effective Date until (and including) the date of the respective payment at a rate of five (5) percent p.a.

4.4	On the Scheduled Closing Date, Purchaser shall, in accordance with the provisions set out in Section 6.5 below, pay the Purchase Price free of costs and charges in immediately available funds into Sellers’ Account (as defined in Section 4.5 below).

4.5	All payments owed by Purchaser to Sellers under this Agreement shall be paid by Purchaser free of costs and charges in immediately available funds by wire transfer to the following account of Seller 1 who shall receive the payment also in trust (treuhänderisch) for Seller 2 and Seller 3:

Account number:	2037 000 000
Bank:	Deutsche Bank Munich
IBAN:	DE65700700100203700000
Bank identification code (Bankleitzahl):	700 700 10
(herein “Sellers’ Account”).

4.6	Except as herein provided otherwise, each of the Parties shall pay interest on any amounts becoming due and payable to the other Party, or Parties, as the case may be, under this Agreement as from (but not including) the respective due date until (and including) the respective day of payment at the rate of twelve (12) percent p.a. In case Purchaser is in default with the payment of any portion of the Purchase Price, for the avoidance of doubt the foregoing default interest shall be in addition to the interest payable in accordance with Section 4.1.3 and Section 4.1.4 above.
5.	Termination of Intercompany Financing Arrangements
5.1	The Companies have entered into various cash pooling agreements with Sellers and certain Affiliates of Sellers denominated in Euro, US Dollars and other currencies (herein collectively “Cash Pooling Agreements”). Sellers shall procure (bewirken) that (i) the Cash Pooling Agreements, and (ii) any other inter-company financing arrangements (excluding for the avoidance of doubt the Shareholder Loans) existing with any of the Companies on the one hand and any Seller or any Affiliate of Sellers (excluding any of the Companies) (herein “Sellers’ Affiliates”) on the other hand ((i) and (ii) herein collectively “Intercompany Financing Arrangements”) shall be terminated prior to the Scheduled Closing Date (but without prejudicing the solvency of the Companies prior to the Scheduled Closing Date) with effect no later than as of the Scheduled Closing Date.

5.2	As it regards the settlement of the Intercompany Financing Arrangements, the Parties agree as follows:

5.2.1	Sellers shall procure (bewirken) that the balances outstanding after termination of the Intercompany Financing Arrangements (including interest accrued thereon in accordance with the terms of the Intercompany Financing Arrangements) which are owed by Sellers and Sellers’ Affiliates to the Companies shall be repaid and settled directly between the parties concerned prior to the Scheduled Closing Date;

5.2.2	Sellers shall procure (bewirken) that the balances outstanding after termination of the Intercompany Financing Arrangements (including interest accrued thereon in accordance with the terms of the Intercompany Financing Arrangements) which are owed by the Companies to Sellers and Sellers’ Affiliates shall be repaid and settled directly between the parties concerned prior to the Scheduled Closing Date where such repayment is reasonably feasible and legally permissible and that the remaining balances shall be treated as shareholder loans extended by the relevant Seller or Sellers’ Affiliate to the relevant Company (such loans herein the “Intercompany Financing Loans”).
5.3	Seller 1 hereby sells the Intercompany Financing Loans with all rights and obligations pertaining thereto (including all accrued interest) for a purchase price equalling the outstanding amounts of such loans in Euro (herein “Intercompany Loan Purchase Price”) and undertakes to assign or cause the relevant Sellers’ Affiliate to assign (abtreten) the Intercompany Financing Loans to Purchaser or one or several Loan Purchasers on the Scheduled Closing Date in accordance with separate assignment agreements substantially in the form as attached hereto as Exhibit 5.3 (herein “Additional Loan Assignment Agreements”). For purposes of calculation of the Intercompany Loan Purchase Price, the Exchange Rates (as defined in Section 24.2 below) applicable two (2) Business Days prior to the Scheduled Closing Date shall be used for converting any non-EURO denominated amounts into EURO denominated amounts.

5.4	Five (5) Business Days prior to the Scheduled Closing Date, Sellers shall deliver to Purchaser an estimate of the aggregate amount of the Intercompany Financing Loans as per the Closing Date (herein “Preliminary Intercompany Financing Loans”). On the Scheduled Closing Date, Purchaser shall make a preliminary payment on the Intercompany Loan Purchase Price in an amount equal to the amount of the Preliminary Intercompany Financing Loans (herein “Preliminary Intercompany Loan Purchase Price”) free of costs and charges in immediately available funds by wire transfer into Sellers’ Account in accordance with Section 6.5 below.

5.5	Within ten (10) Business Days after the Closing Date, Sellers shall determine the final amount of the Intercompany Financing Loans (herein “Final Intercompany Debt Balance”) and the final amount of the Intercompany Loan Pur chase Price (herein “Final Intercompany Loan Purchase Price”) and shall deliver a statement to such effect to Purchaser. To the extent Purchaser approves of the Final Intercompany Debt Balance and the Final Intercompany Loan Purchase Price or to the extent Purchaser does not object to it within thirty (30) days after delivery thereof, the Final Intercompany Debt Balance and the Final Intercompany Loan Purchase Price shall become binding as between the Parties. If Purchaser objects to the Final Intercompany Debt Balance and the Final Intercompany Loan Purchase Price within the aforesaid thirty (30) days’ period and Sellers and Purchaser can not agree on the Final Intercompany Debt Balance and the Final Intercompany Loan Purchase Price within thirty (30) days following the objections of Purchaser, each of Sellers and Purchaser shall be entitled to request the “Institut der Wirtschaftsprüfer in Deutschland e.V.”, Düsseldorf, to appoint an auditor to act as an arbitrator (Schiedsgutachter) (herein “Neutral Auditor”) to determine the Final Intercompany Debt Balance and the Final Intercompany Loan Purchase Price, if and to the extent such positions are in dispute between Sellers and Purchaser. The Neutral Auditor shall decide only on the items in dispute between the Parties and shall give Sellers and Purchaser adequate opportunity to present their views in writing and at a hearing or hearings to be held in the presence of Sellers and Purchaser and their advisors. The final decision of the Neutral Auditor must not fall beyond or outside the position taken by the Parties. The Neutral Auditor shall give reasons for its decision on the specific items in dispute between Sellers and Purchaser. The costs and expenses incurred by the Neutral Auditor shall be borne equally by Sellers on the one hand and Purchaser on the other hand. The Final Intercompany Debt Balance and the Final Intercompany Loan Purchase Price as determined by the Neutral Auditor shall be final and binding on the Parties subject to Section 319 German Civil Code (BGB).
5.6	Upon the Final Intercompany Debt Balance and the Final Intercompany Loan Purchase Price becoming binding in accordance with the foregoing, any deviation between the Preliminary Intercompany Loan Purchase Price and the Final Intercompany Loan Purchase Price (herein “Adjustment Amount”) shall be settled as follows:
5.6.1	In the event that an Adjustment Amount shall be in favor of Sellers, Purchaser shall pay such Adjustment Amount plus interest thereon at a rate of five (5) percent p.a. as from (but not including) the Closing Date until (and including) the day of payment, by wire transfer into Sellers’ Account.

5.6.2	In the event that an Adjustment Amount shall be in favor of Companies, Seller 1 shall pay to VDO AG (on behalf of each of the Companies concerned) such Adjustment Amount plus interest thereon at a rate of five (5) percent p.a. as from (but not including) the Closing Date until (and including) the day of payment, by wire transfer into an account of VDO AG, such account to be notified to Seller 1 at least three (3) Business Days prior to the due date (Fälligkeitstag).
Any Adjustment Amount shall be due and payable five (5) Business Days after the day on which the debtor of the respective amount has been notified thereof in writing.

5.7	Sellers shall procure (bewirken) that all foreign exchange forward contracts existing between the Companies and Sellers or Sellers’ Affiliates (herein “Hedges”) shall be terminated two (2) Business Days prior to the Scheduled Closing Date on at arm’s length basis using the Exchange Rates as of two (2) Business Days prior to the Scheduled Closing Date (herein “Hedge Market Value”). Sellers shall provide Purchaser (i) seven (7) Business Days prior to the Scheduled Closing Date with a list of all Hedges to be terminated and (ii) three (3) Business Days after the Closing Date with a list of the individual values of all Hedges terminated including the swap points and currency spot rates used for the termination. In the event that the Hedge Market Value as of the Closing Date is negative from the perspective of the Companies, Purchaser shall, for the account of the Companies, pay to Sellers an amount equal to such negative Hedge Market Value into Sellers’ Account within ten (10) Business Days after the Closing Date. In the event that the Hedge Market Value as of the Closing Date is positive from the perspective of the Companies, Sellers shall pay to VDO AG (on behalf of each of the Companies concerned) into an account of VDO AG (such account to be notified to Seller 1 at least three (3) Business Days prior to the due date (Fälligkeitstag)) an amount equal to such positive Hedge Market Value within ten (10) Business Days after the Closing Date. In the event that the Parties can not agree on the Hedge Market Value within ten (10) Business Days after the Closing Date, the dispute resolution procedure set forth in Section 5.5 above shall apply mutatis mutandis.
C.	CLOSING CONDITIONS AND CLOSING
6.	Closing Conditions and Closing
6.1	This Agreement shall be closed (erfüllt) pursuant to Section 6.5 below only if
6.1.1	the merger control clearances under the applicable merger control rules of:
6.1.1.1	the European Community;

6.1.1.2	the United States of America;

6.1.1.3	Canada; and

6.1.1.4	the Republic of Korea;
shall have been obtained or shall be deemed to be obtained, e.g. because of the lapse of waiting periods or because jurisdiction has been declined (herein “Antitrust Clearances”); and

6.1.2	the Capital Increases shall have been registered with the commercial register (Handelsregister) of VDO AG and the Section 52 Registration with the commercial register (Handelsregister) of VDO AG shall have occurred and the Share Certificates shall have been issued to Sellers in accordance with Section 1.5 above;
(herein collectively “Closing Conditions”).

6.2	Purchaser shall be responsible for obtaining the Antitrust Clearances and shall take all actions necessary to prepare and to make the filings for the Antitrust Clearances (except for the filing with the European Commission) within twelve (12) Business Days after the Signing Date and to furnish all information required in connection therewith. As far as the merger filing with the European Commission is concerned, Purchaser shall use its best efforts (i) to file the draft Form CO on or before 04 September 2007 and (ii) to file the final Form CO at the earliest date acceptable to the European Commission. Sellers undertake to cooperate, and shall use best efforts to cause the Companies to cooperate, with Purchaser in providing all reasonably required information concerning the Business and to assist in such filings and the merger clearance proceedings without undue delay. Further, the Parties agree on the following:
6.2.1	Purchaser shall give Sellers reasonable advance notice of any notification, submission or other communication which it proposes to make or submit to any antitrust authority and provide Sellers with copies of such draft notification, submission or correspondence and any supporting documentation or information reasonably requested by Sellers. Purchaser undertakes to take any comments of Sellers in relation to any such notification, submission or communication in due consideration. Any such notification, submission or communication shall require the prior consent of Sellers, such consent not to be unreasonably withheld. Purchaser further agrees to keep Sellers fully informed as to the progress of any notification made in order to obtain the Antitrust Clearances. Sellers and their advisers shall be entitled to attend all meetings with any antitrust authority or other persons or bodies (unless prohibited by the authority or such other persons) and make oral submissions at such meetings to the extent necessary.

6.2.2	Purchaser shall undertake (or cause to be undertaken) any and all steps necessary to avoid or eliminate each and every impediment (including any add-on acquisitions) under any antitrust, competition or trade regulation law that may be asserted by any antitrust or other governmental party so as to enable the Parties to close the transactions as contemplated under this Agreement including committing to and effecting as promptly as practicable, the sale, divestiture or disposition of such assets, properties or businesses of Purchaser and/or its Affiliates and/or the Companies, and the conclusion of such other arrangements, as are necessary or advisable to avoid the effect of materially delaying or preventing the consummation of the transactions contemplated under this Agreement.
6.3	The Parties shall notify each other in writing without undue delay (i) of any of the Closing Conditions having been fulfilled and/or (ii) the definitive (endgültige) failure of any of the Closing Conditions to be fulfilled.

6.4	If not all of the Closing Conditions shall have been fulfilled within twelve (12) months after the Signing Date,
6.4.1	Sellers (jointly but not individually) shall, until Closing (as defined in Section 6.5 below) shall have occurred, be entitled to withdraw from (zurücktreten) this Agreement if any of the Closing Conditions contained in Section 6.1.1 above has not been fulfilled or duly waived; and

6.4.2	Purchaser and Guarantor (jointly but not individually) shall, until Closing shall have occurred, be entitled to withdraw from (zurücktreten) this Agreement if the Closing Condition contained in Section 6.1.2 above has not been fulfilled or duly waived;
in each case, with effect for all Parties by written notice to the other Party/Parties. In the event of a withdrawal, none of the Parties shall have any obligation or incur any liability towards the other Parties except that (i) any obligation of Purchaser to pay the Contractual Penalty or further damages, if any, pursuant to Section 6.6 below, (ii) any liability of any Party for willful behaviour, and (iii) the provisions in Sections 17 through 26 below shall in each case survive and remain in full force and effect.

6.5	The closing of the transactions contemplated under this Agreement (herein “Closing”) shall occur on the Scheduled Closing Date. On the Scheduled Closing Date, the Parties or their respective duly authorized representatives shall convene at the offices of Hengeler Mueller, Munich, or at such place as agreed between the Parties and the following events (herein “Closing Events”) shall take place simultaneously (Zug-um-Zug):
6.5.1	Payment by Purchaser of the Purchase Price into Sellers’ Account;

6.5.2	Payment by Purchaser of the Preliminary Intercompany Loan Purchase Price into Sellers’ Account;

6.5.3	Transfer of title (Übereignung) to the Shares and delivery (Übergabe) of the Share Certificates by Sellers to Purchaser and registration of Purchaser in the share register (Aktienregister) of VDO AG;

6.5.4	Execution of both the Loan Assignment Agreement 1 between Seller 1 and Purchaser or one of the Loan Purchasers;

6.5.5	Execution of the Loan Assignment Agreement 2 between Seller 2 and Purchaser or one of the Loan Purchasers;

6.5.6	Execution of the Additional Loan Assignment Agreements between Seller 1 or the relevant Sellers’ Affiliates on the one hand and Purchaser or one or several Loan Purchasers on the other hand;

6.5.7	Delivery by Sellers of resignation letters signed by the representatives of Sellers and Sellers’ Affiliates incumbent on supervisory or advisory boards of the Companies as identified in Exhibit 6.5.7, such resignations becoming effective as of the earliest legally possible withdrawal date; and

6.5.8	Execution of a closing protocol by Sellers and Purchaser confirming the due fulfillment or waiver, as the case may be, of all Closing Conditions and the due performance or waiver, as the case may be, of all Closing Events.
6.6	Purchaser shall pay to Sellers a contractual penalty (Vertragsstrafe) in the amount of EUR 100,000,000.00 (in words: Euro one hundred million) (herein “Contractual Penalty”) in the event that:
6.6.1	Sellers shall have effectively withdrawn (sind wirksam zurückgetreten) from this Agreement pursuant to Section 6.4 above because not all of the Antitrust Clearances have been obtained within the twelve (12) months’ period after the Signing Date; or

6.6.2	Purchaser has not, at the latest ten (10) Business Days following the Scheduled Closing Date, fulfilled all Closing Events (or the respective parts thereof) to be fulfilled by Purchaser on the Scheduled Closing Date in accordance with Section 6.5 above.
The Contractual Penalty constitutes Sellers’ minimum damage (Mindestschaden) and shall not prejudice Sellers in whatsoever form to claim further damages against Purchaser incurred in connection with this Agreement or the transactions contemplated hereunder, provided that the aggregate liability of Purchaser and Guarantor for such damages (including the Contractual Penalty) shall not exceed EUR 500,000,000.00 (in words: Euro five hundred million).
D.	GUARANTEES AND REMEDIES
7.	Sellers’ Guarantees
7.1	Sellers hereby guarantee as joint and several debtors (Gesamtschuldner), subject to any limitations contained in this Agreement, in particular, but not limited to, the remedies set out in Section 9 below, the Time Limitations (as defined in Section 14.1 below), the exclusion of De Minimis Claims (as defined in Section 14.3 below), the Deductible (as defined in Section 14.3 below) and the Liability Cap (as defined in Section 14.4 below) by way of an independent guarantee pursuant to Section 311 (1) German Civil Code (BGB) that the statements set forth hereinafter are true and correct as of the Signing Date or as of any other date explicitly referred to below (herein collectively “Sellers’ Guarantees”):
7.1.1	Enforceability, Capacity. This Agreement constitutes the legal, valid, and binding obligation of Sellers, enforceable under applicable law against each Seller in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, reorganization, moratorium, or other similar laws relating to or affecting the rights of creditors. As per the Signing Date and the Closing Date, each Seller has the absolute and unrestricted right, power, authority and capacity to execute this Agreement and to perform its obligations hereunder. The execution of this Agreement and the performance of the obligations hereunder have been duly authorized and approved by all necessary corporate action of Sellers. Except for the Antitrust Clearances, the execution and performance of this Agreement by Sellers does not require any notice to any person or any consent or governmental authorization.

7.1.2	Existence of the Companies. As per the Closing Date, each of the Companies is duly incorporated and validly existing under the laws of its jurisdiction and has all requisite corporate power and authority to own its respective properties and assets.

7.1.3	Bankruptcy or Judicial Composition Proceedings. No bankruptcy or judicial composition proceedings concerning any Consolidated Company are pending (anhängig) or, to the Best Knowledge of Sellers (as defined in Section 7.3 below), have been applied for. To the Best Knowledge of Sellers, no circumstances exist which would require the application for any such bankruptcy or judicial composition proceedings concerning any Consolidated Company except as disclosed in Schedule 7.1.3. To the Best Knowledge of Sellers, no circumstances exist pursuant to any applicable bankruptcy laws which could justify the voidance of this Agreement.

7.1.4	Ownership of the Shares. As per the Closing Date, each Seller is the sole and unrestricted owner of the Shares sold by it. As of the Closing Date, the Shares (i) have been duly authorized and validly issued, (ii) are fully paid up, non-assessable and have not been repaid and (iii) have not been pledged, assigned, charged or used as a security to or by a third party and are free and clear of any other third party rights. Except as set forth in Section 1 above, as per the Signing Date and the Closing Date there are no pending applications for registration and/or resolutions of the shareholder’s meeting or the supervisory board requiring such registration which have been passed but not yet registered. VDO AG has not issued any bonds (Schuldverschreibungen) providing for conversion rights (Wandlungsrechte) or subscription rights (Bezugsrechte) or options (Optionsrechte) under option schemes for shares in VDO AG to any third parties.

7.1.5	VDO Subsidiaries. Except as disclosed in Schedule 7.1.5, as per the Closing Date the Subsidiary Shares (i) are, upon the registration of the Capital Increases and the occurrence of the Section 52 Registration, owned by the Companies as set out in Exhibit 1.7.1 and Exhibit 1.7.3 respectively, (ii) have been duly authorized and validly issued, (iii) are fully paid up, non-assessable and have not been repaid and (iv) have not been pledged, assigned, charged or used as a security to or by a third party and are free and clear of any other third party rights with in rem effect (dingliche Rechte).

7.1.6	Majority Participations, Equity Interests. Except as disclosed in Schedule 7.1.6 or Exhibit 1.7.1, as per the Closing Date the Consolidated Companies have no majority participations and do not hold any equity interest in another entity other than a VDO Subsidiary which involves direct payment obligations (Nachschusspflichten) of the Consolidated Companies, except, in each case, where such payment obligations would not result in a Material Adverse Effect.

7.1.7	Enterprise Agreements. Except as disclosed in Schedule 7.1.7, the Consolidated Companies are not party to any enterprise agreements with any entity other than a Consolidated Company within the meaning of Sections 291 and 292 German Stock Corporation Act (AktG) or comparable profit sharing or pooling agreements or any such arrangements under the laws of other jurisdictions.

7.1.8	Material Intellectual Property Rights. Except as disclosed in Schedule 7.1.8, to the Best Knowledge of Sellers and subject to the scope of the transfer of patents, trademarks, utility models, design rights, copyrights, software, domains and other intellectual property rights in accordance with the terms and conditions of the Contribution Agreements, the Consolidated Companies own, or lawfully use, all such patents, trademarks, utility models, design rights, copyrights, software, domains and other intellectual property rights which are necessary for carrying out the Business in substantially the same fashion and manner as conducted on the Signing Date and the lack of which or the restriction to use would, in each case, result in a Material Adverse Effect (herein collectively “Material Intellectual Property Rights”). Except as disclosed in Schedule 7.1.8 (i) the Material Intellectual Property Rights which are owned by the Consolidated Companies are not subject to any in rem (dinglich) security interest, mortgage, charge or lien (excluding, for the avoidance of doubt, any licenses), and (ii) to the Best Knowledge of Sellers, the Material Intellectual Property Rights which are owned by the Consolidated Companies are not subject to any opposition or nullification claim or any similar challenge by any third party, except, in each case, where the incorrectness of any of the statements in (i) or (ii) would not result in a Material Adverse Effect.

7.1.9	Material Assets. Subject to the scope of the transfer of the tangible fixed assets (materielles Anlagevermögen) in accordance with the terms and conditions of the Contribution Agreements, the Consolidated Companies own or hold lawful possession of all tangible fixed assets (materielles Anlagevermögen) which are necessary for carrying out the Business in substantially the same fashion and manner as on the Signing Date and the lack of which would, in each case, result in a Material Adverse Effect (herein collectively “Material Assets”). The Material Assets are not charged with any rights of third parties, including the transfer for security purposes (Sicherungsübereignungen), except for (i) customary (handelsübliche) or statutory rights of retention of title (Eigentumsvorbehalte), liens, pledges or other security rights in favor of suppliers, mechanics, workers, landlords, carriers and the like for supplies and services made or delivered for the benefit of the Business, (ii) any other security rights granted to banks and other financial institutions in respect of debt reflected in the Effective Date Accounts (as defined in Section 7.1.15 below), (iii) statutory security rights in favour of tax authorities or other governmental entities, and (iv) encumbrances (Belastungen) other than rights under (i) through (iii) above which would, in each case, not result in a Material Adverse Effect.

7.1.10	Litigation and Product Liability. To the Best Knowledge of Sellers and except as disclosed in Schedule 7.1.10, (i) neither the Consolidated Companies nor Sellers or any of Sellers’ Affiliates with respect to the Business are involved as defendant in any pending court or administrative proceedings, including arbitration proceedings, having a litigation value (Streitwert) in excess of EUR 3,000,000.00 (in words: Euro three million) and (ii) no such proceedings have been threatened in writing except for warranty claims or product liability claims in the ordinary course of business. To the Best Knowledge of Sellers and except as disclosed in Schedule 7.1.10, there are no product liability claims or product recalls for safety reasons pending or threatened in writing against any Consolidated Company (or Sellers or any of Sellers’ Affiliates with respect to the Business) in connection with any products manufactured and/or sold by the Business except where such product liability claims or product recalls would, in each case, not result in a Material Adverse Effect.

7.1.11	Permits. To the Best Knowledge of Sellers and except as disclosed in Schedule 7.1.11, the Consolidated Companies are, subject to the scope of the transfer of governmental approvals and other public licenses and permits in accordance with the terms and conditions of the Contribution Agreements, in possession of all governmental approvals and other public licenses and permits which are necessary to operate the Business in substantially the same fashion or manner as conducted on the Signing Date and the lack of which would, in each case, result in a Material Adverse Effect (herein collectively “Permits”). To the Best Knowledge of Sellers, no event has occurred as a result of which (i) any of the Permits may be revoked, suspended, annulled, or materially modified or restricted or (ii) conditions may be imposed to the Permits, except, in each case, for revocations, suspensions, annulations, modifications, restrictions or conditions which would, in each case, not result in a Material Adverse Effect.

7.1.12	Compliance with Laws. To the Best Knowledge of Sellers and except as disclosed in Schedule 7.1.12, the Consolidated Companies conduct their Business in all material respects in compliance with all applicable laws and Permits except where the failure to so comply would not, in each case, result in a Material Adverse Effect.

7.1.13	Conduct of Business. To the Best Knowledge of Sellers and except for transactions described or contemplated under this Agreement or disclosed in Schedule 7.1.13, during the period from the Effective Date until the Signing Date, the Consolidated Companies have continued to conduct their respective business operations in all material respects in the ordinary course of business in a manner consistent with past practice, except where the failure to do so would not, in each case, result in a Material Adverse Effect.

7.1.14	Collective Labor Agreements. To the Best Knowledge of Sellers, Schedule 7.1.14 contains a true and complete list of all material collective labor agreements (i.e. agreements which are entered into between a Consolidated Company and a group of employees or a representative body of employees of a Consolidated Company, unless such agreements repeat mandatory statutory law only) which contain limitations for such Consolidated Company to terminate employment agreements for operational reasons (betriebsbedingte Kündigungen).

7.1.15	Effective Date Accounts. The combined interim financial statements (kombinierter Zwischenabschluss) of the Consolidated Companies as of the Effective Date, comprising a balance sheet (Bilanz), an income statement (Gewinn- und Verlustrechnung), a statement of changes in equity (Veränderungen des Eigenkapitals), a statement of cash flows (Kapitalflussrechnung) and certain selected notes (ausgewählte Anhangangaben) for the period starting 01 October 2006 until the Effective Date (herein collectively “Effective Date Accounts”) have been prepared by the management of the Consolidated Companies and reviewed by KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft in accordance with the IDW PS 900 standard, it being understood that (i) the retroactive accounting of the assets received by VDO AG under the SAG Contribution Agreement at fair market value for tax purposes and (ii) the recalculation of the Pension Deficit Amount (as defined in Section 12.2 below) are not reflected in the Effective Date Accounts. Nothing has come to the attention of KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft which would justify the assumption that the Effective Date Accounts have, in any material respect, not been prepared in accordance with International Financial Reporting Standards.

7.1.16	Year-End Accounts. The audited combined financial statements (geprüfter kombinierter Abschluss) of the Consolidated Companies for the financial year ended 30 September 2006 (including comparable period (Vergleichsperiode) 2005), comprising a combined balance sheet (kombinierte Bilanz), a combined income statement (kombinierte Gewinn- und Verlustrechnung), a combined statement of changes in equity (Aufstellung der im kombinierten Eigenkapital erfassten Erträge und Aufwendungen), a combined statement of cash flows (kombinierte Kapitalflussrechnung) and notes (Anhang) (herein “Year-End Accounts”) have been prepared by the management of the Consolidated Companies in accordance with the International Financial Reporting Standards consistently applied and certified by an unqualified audit opinion by KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, and present, based on the facts known at the time of preparation and as of the aforementioned balance sheet date (Bilanzstichtag), a true and fair view (ein den tatsächlichen Verhältnissen entsprechendes Bild) of the assets, liabilities and earnings situation of the Consolidated Companies.

7.1.17	Environmental Liabilities. To the Best Knowledge of Sellers and except as disclosed in Schedule 7.1.17, there exists no Environmental Contamination (as defined below) on the sites owned or operated by the Consolidated Companies which would, in each case, result in a Material Adverse Effect. “Environmental Contamination” means pollutants, contaminants or other dangerous substances as defined in Art. 2 (2) of the European Community Council Directive 67/548 EEC (as amended until the date hereof) which (i) are present in the soil, in the surface water or in the ground water, (ii) pose an imminent endangerment to human life, public health or the environment and (iii) are mandatorily required to be remedied as of the Signing Date pursuant to any environmental laws as applied and enforced as per the Signing Date at the respective location.

7.1.18	No Profit Distribution or Other Payments. During the period from the Effective Date until the Signing Date, none of the Companies has paid any dividend to Sellers or any Sellers’ Affiliates except for any amounts recorded as “dividends declared but unpaid” in the Effective Date Accounts, or made any other cash payments to Sellers or any of Sellers’ Affiliates, except for (i) payments under trade contracts (Verkehrsgeschäfte) between the Companies on the one hand and Sellers or any of Sellers’ Affiliates on the other hand, (ii) payments made under or in connection with the Intercompany Financing Arrangements or the Hedges and (iii) interest payments under the Shareholder Loans in accordance with the terms of the respective loan agreements.

7.1.19	IT Systems. To the Best Knowledge of Sellers and except as disclosed in Schedule 7.1.19, the IT systems (including without limitation hardware, software and network components) used by the Consolidated Companies as of the Signing Date are owned by, or properly licensed, leased or otherwise supplied to, the Consolidated Companies and substantially adequate for the operational and business requirements of the Consolidated Companies as of the Signing Date, except, in each case, where the incorrectness of any of the foregoing statements would not result in a Material Adverse Effect.

7.1.20	Shareholder Loans. As per the Closing Date, each of the Shareholder Loans constitutes a valid claim in the amount of its principal balance as set forth in Section 1.3.1 and 1.3.2 above of the respective Seller against VDO AG and the aggregate principal balance outstanding under the Shareholder Loans as of Closing Date equals the Shareholder Loan Purchase Price.

7.1.21	Non-Consolidated Companies. As per the Closing Date none of the Companies which are not Consolidated Companies has increased its net financial debt (i) outside of the ordinary course of business or (ii) by more than EUR 15,000,000.00 (in words: Euro fifteen million) in comparison to the average net financial debt shown in its respective year-end accounts of the two (2) preceding business years, except for any financial debt owed to another Company.
7.2	All Schedules referred to in Section 7.1 are collectively referred to as the “Disclosure Schedules”. Sellers do not give or assume any guarantees other than those set forth in Section 7.1 above and none of the Sellers’ Guarantees shall be construed as a guarantee or representation with respect to the quality of the purchase object (Kaufgegenstand) within the meaning of Sections 276 (1), 443 German Civil Code (BGB) (Garantie für die Beschaffenheit der Sache). The Parties agree that if any disclosure of events or documents made in the Disclosure Schedules is below any materiality threshold provided for such disclosure requirement, or contains additional information, such disclosure shall not be used to construe the extent of the required disclosure (including any standard of materiality) pursuant to the relevant Sellers’ Guarantee.

7.3	For the purpose of this Agreement, “Best Knowledge of Sellers” shall mean the actual knowledge (positive Kenntnis) of Messrs. Wolfgang Dehen, Klaus Egger, Helmut Matschi and Reinhard Pinzer (herein “Management Team”) which they had as of the Signing Date in relation to the Sellers’ Guarantees. The Best Knowledge of the Management Team includes the knowledge which the Management Team obtained after they have carried out prior to the Signing Date a due enquiry process involving the individuals listed in Exhibit 7.3 with regard to the specific Sellers’ Guarantees identified in Exhibit 7.3.

7.4	For the purpose of this Agreement, “Material Adverse Effect” shall mean any change or effect that results, in each single event, in Losses (as defined in Section 9.1 below) of the Consolidated Companies in excess of EUR 30,000,000.00 (in words: Euro thirty million) it being understood that a series of events based on the same factual origin (gleicher Lebenssachverhalt) shall constitute a single event.
8.	Guarantees of Purchaser and Guarantor
Each of Purchaser and Guarantor guarantees (as joint and several debtors) (Gesamtschuldner) as of the Signing Date:

8.1	Enforceability, No Conflict. Purchaser is a limited liability company duly organized and validly existing under the laws of Germany registered with the commercial register (Handelsregister) maintained at the lower court (Amtsgericht) of Hanover under HRB 59424. Guarantor is a stock corporation duly organized and validly existing under the laws of Germany registered with the commercial register (Handelsregister) maintained at the lower court (Amtsgericht) of Hanover under HRB 3527. This Agreement constitutes the legal, valid and binding obligation of Purchaser and Guarantor, enforceable against Purchaser and Guarantor in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting the rights of creditors generally. Purchaser and Guarantor have the absolute and unrestricted right, power, authority, and capacity to execute this Agreement and to perform their obligations under this Agreement, which actions have been duly authorized and approved by all necessary corporate action of Purchaser and Guarantor. Except for the Antitrust Clearances, Purchaser and Guarantor are not required to give any notice to any person or obtain any consent or governmental authorization in connection with the execution of this Agreement by Purchaser and Guarantor. Neither the execution of this Agreement nor the consummation or performance of any of the transactions contemplated thereby will directly or indirectly violate the certificate of incorporation or by-laws or any contract of Purchaser and Guarantor or violate any applicable law, rule, regulation, judgment, injunction, order or decree in any jurisdiction concerned under this Agreement.

8.2	Litigation. There is no action, suit, investigation or proceeding pending against, or to the knowledge of Purchaser and Guarantor, as of the Signing Date, threatened against or affecting Purchaser and Guarantor before any court or arbitrator or governmental body, agency or official body which in any manner challenges or seeks to prevent, enjoin, alter or materially delay the transactions contemplated under this Agreement.

8.3	Financial Capability. As of the Closing Date, Purchaser will have sufficient immediately available funds or binding and unconditional and irrevocable financing commitments to pay the Purchase Price and the Preliminary Intercompany Loan Purchase Price.

8.4	Finders’ Fees. Purchaser and Guarantor do not have any obligation or liability to pay any fees or commissions to any broker, finder or agent with respect to the transaction contemplated under this Agreement for which Sellers could become wholly or partly liable.

8.5	Acquisition at Own Account. Purchaser is acquiring the Business for investment at Purchaser’s own account, and neither as a nominee nor an agent nor with a view to the resale or distribution of any material part thereof (i.e. a part of the Business with a fair market value exceeding EUR 500,000,000.00 (in words: Euro five hundred million) in the individual case) after the Closing Date, and Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the Business to a third party. Purchaser has not entered, and has no present intention to enter, into any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to the Business or any part thereof.
9.	Remedies
9.1	In the event of any breach or non-fulfillment by Sellers of any of Sellers’ Guarantees or Sellers’ Covenants (as defined in Section 11.11 below) contained in this Agreement (herein “Purchaser Claim”), Sellers shall be liable for putting Purchaser, or, if in the best interest of the Companies, the respective Company into the same position that it would have been in if the Sellers’ Guarantees or Sellers’ Covenants had been correct or had not been breached (Naturalrestitution), or, at the election of Purchaser, to pay damages for non-performance (kleiner Schadenersatz). For purposes of determining the liability of Sellers, all losses incurred by the respective Company or Purchaser in accordance with Section 249 et seq. German Civil Code (BGB), excluding however (i) any potential or actual reduction (Minderung) in value of the Companies beyond the actual damage incurred, (ii) any consequential damages (Folgeschäden) unless such consequential damages are specifically covered by the purpose and intent of the respective Sellers’ Guarantee or Sellers’ Covenant (vom Sinn und Zweck der betreffenden Garantie oder Verkäuferverpflichtung spezifisch erfasst), (iii) any lost profits (entgangener Gewinn), (iv) any frustrated expenses (vergebliche Aufwendungen) or (v) any incidental or internal costs and expenses incurred by the Companies or Purchaser, shall be taken into account, it being understood that all relevant losses shall be calculated on a Euro-for-Euro basis (herein “Losses”).

9.2	If and to the extent damages are paid to any of the Companies, such payments shall, to the extent legally permissible, be construed and deemed as contributions (Einlagen) made by Purchaser into the respective Company and shall be treated as a reduction of the Purchase Price as between the Parties. In no event Sellers shall owe to Purchaser a gross-up for Taxes (as defined in Section 10.1 below) falling due on a Purchaser Claim compensation. If and to the extent a Purchaser Claim relates to a Company in which Sellers, immediately prior to the Closing, directly or indirectly hold less than one hundred (100) percent of the total equity, the amount of Losses to be paid by Sellers hereunder shall be the total amount of Losses incurred by the respective Company multiplied by the direct or indirect shareholding percentage of Sellers immediately prior to the Closing.

9.3	In the event of an alleged Purchaser Claim, Purchaser will give Sellers written notice of the alleged breach or non-fulfillment of the respective Sellers’ Guarantee or Sellers’ Covenant, as the case may be, with such notice stating the nature thereof and the amount involved to the extent that such amount has been determined at the time when such notice is given, without undue delay (unverzüglich) after discovery of such breach or non-fulfillment. Without prejudice to the validity of the Purchaser Claim or alleged claim in question, Purchaser shall allow, and shall cause the Companies to allow, Sellers and their accountants and professional advisors to investigate the matter or circumstance alleged to give rise to such Purchaser Claim, and whether and to what extent any amount is payable in respect of such Purchaser Claim and, for such purpose, Purchaser shall give, and shall cause the Companies to give, subject to them being paid their reasonable out-of-pocket costs and expenses, such information and assistance reasonably necessary to assess the Purchaser Claim, including access to Purchaser’s and the Companies’ premises and personnel and the right to examine and copy or photograph any assets, accounts, documents and records, as Sellers or their accountants or professional advisors may reasonably request in a manner which reasonably avoids the risk of a breach by Purchaser or any of its Affiliates (including the Companies) of any confidentiality obligation, provided that any such information requests and any exchange of information shall take place during regular business hours and under reasonable circumstances without interference with the business operations of the Guarantor and its Affiliates (including the Companies) and in compliance with applicable laws. Sellers agree that all information obtained under this Section 9.3 shall be treated as Confidential Information (as defined in Section 18.2 below). This provision shall also apply in case court or arbitration proceedings are pending between the Parties.

9.4	Sellers shall not be liable for, and Purchaser shall not be entitled to bring, any Purchaser Claim under or in connection with this Agreement, if and to the extent that:
9.4.1	the matter to which the Purchaser Claim relates has been taken into account (i) in the Effective Date Accounts by way of a provision (Rückstellung) reasonably associated with the matter in question, liability (Verbindlichkeit), exceptional depreciation (außerplanmäßige Abschreibung) or depreciation to reflect lower market values (Abschreibung auf den niedrigeren beizulegenden Wert) or (ii) in the Equity Value Bridge;

9.4.2	the amount of the Purchaser Claim is recovered or could have been reasonably recovered from a third party or under an insurance policy in force on the Effective Date;

9.4.3	the payment or settlement of any item giving rise to a Purchaser Claim results in a Tax Benefit (as defined in Section 10.2.2 below) to the Companies or Purchaser;

9.4.4	Purchaser or any of the Companies has, after the Closing Date, participated in causing (mitverursacht) such Purchaser Claim within the meaning of Section 254 (1) German Civil Code (BGB) or has failed to comply with its duty to mitigate damages pursuant to Section 254 (2) German Civil Code (BGB);

9.4.5	the matter to which the Purchaser Claim relates was known by Purchaser, Guarantor or their representatives or professional advisors as of the Signing Date; without limiting the generality of the foregoing, Purchaser shall be deemed to have knowledge of all matters disclosed in:
9.4.5.1	any information received by Purchaser in writing or text form (Textform) within the meaning of Section 126b German Civil Code (BGB) or provided to Purchaser in electronic form or by other media in connection with the transactions contemplated under this Agreement, in particular (i) any presentation materials delivered (ausgehändigt) to the representatives of Purchaser or Guarantor at any management presentation or expert meeting and (ii) any answers given by Sellers or their representatives to any questions raised by Purchaser, its Affiliates, representatives, officers, employees or professional advisors;

9.4.5.2	the documents contained in the data room (herein “Data Room”), an electronic copy of which will be set aside and preserved by the acting notary for a period of five (5) years after the Closing Date in accordance with a joint instruction letter attached hereto as Exhibit 9.4.5.2, provided that the relevant information was disclosed therein in a manner and in such detail to enable Purchaser, Guarantor or their representatives and professional advisors to reasonably appreciate the significance of the matter disclosed; or

9.4.5.3	the Disclosure Schedules or elsewhere in this Agreement;
9.4.6	the Purchaser Claim results from or is increased by the passing of, or any change in, after the Effective Date, any law, statute, ordinance, rule, regulation, common law rule or administrative practice of any government, governmental department, agency or regulatory body; or

9.4.7	the procedures set forth in Sections 9.3 or 9.6 were not observed by Purchaser or the Companies, unless the liability of Sellers was not increased as a result of such failure to comply with the procedures set forth in Sections 9.3 or 9.6.
9.5	When calculating the amount of the liability of Sellers under this Agreement all advantages in connection with the relevant matter shall be taken into account (Vorteilsausgleich) and Sellers shall not be liable under this Agreement in any respect of any Purchaser Claim for any losses suffered by Purchaser or the Companies to the extent of any corresponding savings by or net benefit to the Purchaser or any Affiliate of Purchaser arising therefrom.

9.6	If (i) an order of any governmental authority (Behörde) is issued or threatened to be issued against Purchaser or any of the Companies or (ii) any of the Companies or Purchaser is sued or threatened to be sued by a third party, including without limitation any governmental authority (herein “Third Party Claim”), in each case in a manner which may reasonably be expected to give rise to a Purchaser Claim, Purchaser shall give Sellers notice of such Third Party Claim without undue delay (unverzüglich) and the following principles shall apply:

9.6.1	Purchaser shall procure (bewirken) that Sellers shall be provided with all information relevant in relation to the Third Party Claim and shall be given reasonable opportunity to comment or discuss with Purchaser any measures which Sellers propose to take or to omit in connection with a Third Party Claim. In particular, Sellers shall be given an opportunity to comment on, participate in, and review any reports and all relevant Tax and social security audits or other measures and shall receive copies of all relevant orders (Bescheide) of any authority without undue delay (unverzüglich), but in any event at least ten (10) days prior to the expiry of any relevant objection period (Einspruchs- oder Widerspruchsfrist).

9.6.2	No admission of liability shall be made by or on behalf of Purchaser or the Companies and the Third Party Claim shall not be compromised, disposed of or settled without the prior written consent of Sellers.

9.6.3	Sellers agree that all information obtained under this Section 9.6 shall be treated as Confidential Information pursuant to Section 18 below.

9.6.4	To the extent that Sellers are in breach of a Sellers’ Guarantee or Sellers’ Covenant, all costs and expenses reasonably incurred by Sellers in defending such Third Party Claim shall be borne by Sellers; if it turns out that Sellers were not in breach, any costs and expenses reasonably incurred by Sellers in connection with the defense shall be borne by Purchaser.
Section 10.8 operates as lex specialis.
E.	TAX INDEMNITY
10.	Tax Indemnity
10.1	“Tax” or “Taxes” shall mean:
10.1.1	with respect to the Companies, any non-appealable (formell bestandskräftig) taxes and customs duties (Zölle) within the meaning of Section 3 of the German Tax Code (AO) (Steuern und steuerliche Nebenleistungen) or equivalent taxes under the laws of any other jurisdiction together with any penalties, fines, interests or additions thereto and social security contributions (Sozialversicherungsbeiträge), irrespective whether the Tax is assessed or to be withheld or payable by law; and

10.1.2	any of the aforementioned listed payments imposed on Purchaser or a Company as a secondary liability (Haftungsschuld);
but excluding in any case, for the avoidance of doubt, deferred taxes and/or notional tax losses (such as reductions of loss carry forwards or future depreciation).
10.2	Sellers shall, subject to the provisions of this Section 10, indemnify and hold harmless Purchaser and the Companies from and against any Taxes (as defined below) which are imposed on the Companies under applicable laws and relate to taxable periods (Veranlagungszeiträume) ending on or before the Effective Date (herein “Tax Indemnification Claim”). Sellers shall not be responsible for, and Purchaser shall not be entitled to bring any Tax Indemnification Claim, if and to the extent:
10.2.1	liabilities (Verbindlichkeiten) or provisions (Rückstellungen) for Taxes of the Companies are included in the Effective Date Accounts, it being understood, that such liabilities and/or provisions may be applied and credited against any claim by Purchaser under Section 10.1 above irrespective of whether such liability or provision relates to the specific Tax giving rise to such claim;
10.2.2	Purchaser, any of the Companies or any of their respective Affiliates are entitled to any benefits in respect of Taxes, including (without limitation) benefits resulting from the lengthening of any amortization or depreciation periods, higher depreciation allowances, a step-up in the Tax basis of assets, the non-recognition of liabilities or provisions (Phasenverschiebung) (herein collectively “Tax Benefits”) as the result of an adjustment or payment giving rise to a Tax Indemnification Claim, it being understood that the corresponding Tax Benefits shall reduce the Tax Indemnification Claim (i) in the full amount if and to the extent the Tax Benefits arise in periods prior to the Effective Date or (ii) in the amount of the net present value of the Tax Benefits if and to the extent the Tax Benefits arise in periods after the Effective Date whereby the net present value shall be calculated on the basis of (a) the Tax rate applicable in the year in which the Tax Benefit arises in the relevant jurisdiction, (b) an equal distribution of the reverse effect over eight (8) years in the case of pension provisions, five (5) years in the case of fixed assets and one (1) year in the case of current assets and other liabilities and (c) an applied discount rate of five (5) percent per annum;
10.2.3	the amount of the Taxes is recovered or could have been recovered from a third party after the Closing Date;

10.2.4	the amount of the Taxes results from (i) any change in the accounting and taxation principles or practices of the Companies (including methods of submitting Tax returns) introduced after the Closing Date, (ii) any transaction, action or omission (including but not limited to the change in the exercise of any Tax election right, the termination of any Tax consolidation scheme, the approval or implementation of any reorganization measure or the sale of any asset) taken by Purchaser or the Companies after the Closing Date unless such transaction, action or omission is required by applicable mandatory laws or implemented with the prior written consent of Sellers or (iii) a non-compliance with the procedures of Sections 10.7 and 10.8 below, unless the liability of Sellers under this Section 10 was not increased as a result of such failure to comply with the procedures set forth in Section 10.7 and 10.8 below; or
10.2.5	each individual Tax Indemnification Claim does not exceed EUR 1,000,000.00 (in words: Euro one million), whereby individual claim shall mean a claim for a specific type of Tax (Steuerart) for a specific taxable period (Veranlagungszeitraum).
10.3	Purchaser shall pay to Sellers (i) any refunds of Taxes relating to the Business and received by Purchaser, any of the Companies or any of their respective Affiliates by receipt of cash payment, set-off, deduction or otherwise, which relate to periods ending on or before the Effective Date (herein “Tax Refunds”), except where the respective claims for Tax Refunds are shown in the Effective Date Accounts, and (ii) an amount equal to any unused Tax liability (Verbindlichkeit) or Tax provision (Rückstellung) of any of the Companies as shown in the Effective Date Accounts which may be dissolved as a result of a non-appealable decision by any Tax authority, except to the extent that such Tax provision has been set off against any Tax Indemnification Claim. Purchaser shall notify Sellers in writing without undue delay (unverzüglich), but in no case later than ten (10) Business Days, of any relevant decision by the Tax authority resulting in a Tax Refund. Any amount payable to Sellers pursuant to this Section 10.3 shall be due and payable within seven (7) Business Days after the relevant decision of the Tax authority resulting in a Tax Refund. Section 10.2.5 shall apply mutatis mutandis with respect to the Tax Refunds owed by Purchaser to Sellers under this Section 10.3.
10.4	If and to the extent the taxable income of the Companies for periods ending on or before the Effective Date is increased after the Closing Date by the Tax authorities and such increase of the taxable income does not result in an actual Tax payment of the Companies due to the fact (i) that Taxes on the taxable income of the relevant Company are assessed directly against a Seller or a Sellers’ Affiliate due to the existence of a fiscal unity (Organschaft) or similar tax consolidation scheme or (ii) the increase of the taxable income of the Company results in a reduction of a loss carry forward of any of Sellers or a Sellers’ Affiliate or a reduction of a loss carry forward attributed to any of Sellers or a Sellers’ Affiliate due the existence of a fiscal unity or similar tax consolidation scheme, Purchaser shall compensate and indemnify Sellers by way of payment of an amount calculated in accordance with the principles set out in Section 10.2.2 above for any Tax Benefits of Purchaser, the Companies or their Affiliates in periods beginning after the Effective Date.

10.5	Purchaser shall indemnify and hold harmless Sellers and Sellers’ Affiliates from and against any Taxes:
10.5.1	relating to periods after the Effective Date (in particular to taxable periods or portions thereof between the Effective Date and the Closing Date) which are payable by any of Sellers or Sellers’ Affiliates for the account of the Companies or the Business, in particular for the Chinese Carve-out Business and the Indian Carve-out Business, but with the exception of Taxes levied on capital gains or income caused solely by the carve-out of the Chinese or Indian Business, including, for the avoidance of doubt, value added tax (Umsatzsteuer) paid by any of Sellers or Sellers’ Affiliates for the account of the Companies under the fiscal unity for value added tax (Umsatzsteuer) in Germany, the calculation of such Taxes to be made in accordance with the applicable provisions of this Agreement, in particular Section 10.6 below;
10.5.2	which (i) are owed by any of Sellers or any of Sellers’ Affiliates and result, directly or indirectly, from profit or income derived through or any other taxable event realized by the Business, in particular the Indian Carve-out Business and the Chinese Carve-out Business (but with the exception of Taxes levied on capital gains or income caused solely by the carve-out of the Chinese or Indian Business), on or after the Effective Date or (ii) would be owed by any of Sellers or any of Sellers’ Affiliates based, directly or indirectly, on profit or income derived through, or on any other taxable event realized by the Business (but with the exception of Taxes levied on capital gains or income caused solely by the carve-out of the Chinese or Indian Business) on or after the Effective Date if such taxable event were not neutralized by other events realized by other operations than the Business (such as e.g. losses suffered by the relevant Seller or the Sellers’ Affiliate through operations other than the Business), it being understood that the amount of Taxes which a Seller is to be indemnified from and against under this Section 10.5.2 shall in each case be calculated as if the Indian Carve-out Business or the Chinese Carve-out Business, as the case may be, constituted a stand-alone entity being subject to Tax (Steuersubjekt) as of the Effective Date;

10.5.3	relating to periods prior to the Effective Date which have been paid by a Seller or Sellers’ Affiliate, if and to the extent the corresponding income item or benefit is received or realized by the Companies after the Effective Date; or
10.5.4	which are payable by a Seller or Sellers’ Affiliate and result from (i) any change in the accounting and taxation principles or practices of the Companies (including methods of submitting Tax returns) introduced after the Closing Date; or (ii) any transaction, action or omission taken by Purchaser or the Companies after the Closing Date, including but not limited to (a) the change in the exercise of any Tax election right, (b) the termination of any Tax consolidation scheme or (c) the approval or implementation of any reorganization measure or (d) the sale of any asset, with respect to each measure, unless executed with the prior written consent of Sellers.
10.6	With regard to Tax periods beginning before the Effective Date and ending after the Effective Date, the portion of Taxes related to the time period (Zeitraum) ending on (and including) the Effective Date (herein “Pre-Effective Date Obligation”), and the portion of Taxes related to the time period (Zeitraum) beginning after the Effective Date (herein “Post-Effective Date Obligation”), shall be determined as follows:
10.6.1	In the case of Taxes other than Taxes based upon or related to income, sales, transfers, gross receipts, wages, capital expenditures, expenses or any similar Tax base, such portion shall be deemed to be the amount of such Tax for the entire Tax period multiplied by a fraction, the denominator of which is the number of days of the entire Tax period and the numerator of which is (i) in the case of a Pre-Effective Date Obligation the number of days of the portion of such period ending on (and including) the Effective Date, and (ii) in case of a Post-Effective Date Obligation the number of days of the portion of such period beginning after the Effective Date.
10.6.2	In the case of any Taxes based upon or related to income, sales, gross receipts, wages, capital expenditures, expenses or any similar Tax base, such portion shall be deemed equal to the amount that would be payable if (i) the relevant Tax period ended on the Effective Date in case of a Pre-Effective Date Obligation, or (ii) started after the Effective Date in case of a Post-Effective Date Obligation.

As far as consistent with applicable law and accounting standards, all determinations necessary to give effect to the allocations under this Section 10.6 shall be made in a manner consistent with past practice of the Business.
10.7	The Parties agree to fully cooperate with each other in connection with any Tax matter relating to any time periods ending on or before the Closing Date, including the preparation and filing of any Tax return and transfer pricing documentation. Such cooperation shall include, without limitation, providing or making available during normal business hours and at the expense of Sellers (excluding, however, any internal costs of Purchaser and the Companies) of all relevant books, records and documentation and the assistance of officers and employees. The Parties agree to retain, until the expiration of any applicable statute of limitation, all books, records and documentation relating to the Companies or the Business that may be relevant in connection with any audit or investigation for which Sellers may be responsible hereunder and, during normal business hours and at the expense of Sellers (excluding, however, any internal costs of Purchaser and the Companies); to provide access to electronic data if and to the extent required by applicable laws. Tax returns of the Companies relating to a period beginning before the Closing Date shall not be filed, amended or changed by Purchaser or the Companies without the prior written consent of Sellers, such consent not to be unreasonably withheld, and, except if required by mandatory law, it being understood that the terms of the Contribution Agreements relating to Tax matters shall remain unaffected. The Sellers will use reasonable efforts to provide a document to the Purchaser prior to the Closing Date which contains a list of tainted shareholdings and other matters with potential detrimental or adverse impact on, or in connection with, future restructuring of the Business.
10.8	Purchaser shall procure (bewirken) that Sellers are informed of all Tax assessments and announcements of Tax audits or any other facts or circumstances which may give rise to a Tax Indemnification Claim. The Parties agree on the following:
10.8.1	Purchaser shall, and shall procure that the Companies shall, forward to Sellers without undue delay (unverzüglich) but in no case later than within ten (10) Business Days after receipt by Purchaser and/or the relevant Company copies of any correspondence of and with the Tax authorities relating to a potential or alleged Tax Indemnification Claim. Each notification shall be in writing and copies of any documents related thereto and not yet known to Sellers shall be attached to such correspondence. Purchaser shall, at the expense of Sellers (excluding, however, any internal costs of Purchaser and the Companies), (i) grant, and shall ensure that the relevant Company grants, Sellers and Sellers’ advisors the right to participate in meetings, discussions and correspondence with the Tax authorities, including in the case of Tax audits the right to attend any formal meetings with the Tax auditor (the final meeting pursuant to Section 201 German Fiscal Code (AO) or comparable foreign provisions), (ii) request, and shall ensure that each relevant Company requests, that the relevant Tax auditor provide questions in writing and that such questions be forwarded without undue delay (unverzüglich) to Sellers for Sellers’ evaluation and comments, and (iii) duly incorporate, and shall ensure that each relevant Company incorporates in its statements to the Tax authorities any comments Sellers may have, unless such comments are in violation of applicable laws.

10.8.2	Purchaser shall not, and shall ensure that Companies shall not, (i) settle, concede or give their consent to the findings of any and all Tax audits relating to time periods ending on or before the Effective Date and (ii) make an admission of liability, compromise or settlement of a Third Party Claim by Tax or other governmental authorities without the prior written consent of Sellers unless Purchaser waives its claims under this Section 10 with respect to the findings or Third Party Claims in question.
10.8.3	Purchaser shall procure (bewirken) that, upon the request of Sellers and at the expense of Sellers (excluding, however, any internal costs of Purchaser and the Companies), objections are filed and legal proceedings are instituted and conducted against any orders, audits, decrees or judgments in accordance with Sellers’ directions. Alternatively, Sellers may elect, at any time, to direct, through counsel of its own choice and at their own expense, any reasonable actions including, without limitation, legal remedies to be taken with respect to any audit, claim for refund and administrative or judicial proceeding involving any asserted liability with respect to taxable periods or portions thereof ending on or before the Effective Date, or any refunds, credits or other benefits to which Sellers may be entitled pursuant to this Section 10 (herein collectively “Contest”).
10.8.4	If Sellers elect to direct a Contest, then (i) Sellers shall within fifteen (15) Business Days after having been notified by Purchaser of a Tax Indemnification Claim notify Purchaser of its intent to do so, (ii) Purchaser shall cooperate and follow Sellers’ instructions and shall cause the Companies or their respective successors to cooperate and follow Sellers’ instructions in each phase of such Contest, and (iii) Purchaser shall without undue delay (unverzüglich) , but in no case later than ten (10) Business Days, empower and shall cause the Companies or their respective successor promptly to empower (by power of attorney and such other documentation as may be necessary and appropriate and as prepared by Sellers) the designated representatives of Sellers to represent the relevant Company or their successor in the Contest insofar as the Contest involves an asserted Tax liability relating to taxable periods or portions thereof ending on or before the Effective Date, or any refunds, credits or other benefits to which Sellers may be entitled pursuant to this Section 10. Further, Purchaser shall procure that Sellers shall be promptly provided with all relevant information and/or documents regarding services delivered or services received for the period during which the Companies formed part of a value-added Tax group with any of Sellers or Sellers’ Affiliate.

10.9	If Purchaser fails to comply with any of its obligations under this Section 10, or denies fulfilment of such obligations, Purchaser shall indemnify and hold harmless Sellers and Sellers’ Affiliates from and against any Taxes and any and all direct or indirect disadvantages or damages of Sellers or Sellers’ Affiliates (e.g. the findings of a Tax audit, including but not limited to the determination of additional income allocated to Sellers or any other result of a Tax audit) which may result from such non-compliance or denial.
10.10	Section 9.2 shall apply mutatis mutandis.
10.11	Even if the Purchaser is aware or could be aware of a fact or circumstance that gives or can give rise for an indemnification obligation of the Sellers under this Section 10, Sellers shall not be released from any of their obligations set forth in this Section 10. Section 442 German Civil Code (BGB) and Section 377 German Commercial Code (HGB) shall not apply.
F.	SELLERS’ COVENANTS AND OTHER UNDERTAKINGS
11.	Sellers’ Covenants
11.1	For the period between the Signing Date and the Closing Date, Sellers shall, to the extent legally permissible, use best efforts that the Companies shall continue to operate the Business substantially consistent with past practice, except in each case, where any failure to do so would not result in a Material Adverse Effect.
11.2	For the period between the Signing Date and the Closing Date, Sellers shall not:
11.2.1	Resolve, pay or make any dividends or other distributions (whether by reduction of capital or redemption (Einziehung) or purchase of shares or otherwise) to be paid or made by any of the Companies to Sellers or any of Sellers’ Affiliates;

11.2.2	cause VDO AG to repay the principal balance of any of the Shareholder Loans in whole or in part or accept any such repayments from VDO AG;
11.2.3	increase or reduce the share capital of VDO AG (including but not limited to increases of the conditional capital (bedingtes Kapital) and/or authorized capital (genehmigtes Kapital)) or repurchase or redeem (einziehen) any of the Shares, issue any bonds (Schuldverschreibungen), including, without limitation, bonds, providing for conversion rights (Wandlungsrechte) or subscription rights (Bezugsrechte) or option rights (Optionsrechte) under option schemes for shares in VDO AG; or
11.2.4	pass resolutions in the shareholder’s meeting of VDO AG regarding any amendment of the articles of association of VDO AG or which require a qualified majority (qualifizierte Mehrheit) of seventy-five (75) percent of the votes cast except as provided in this Agreement.
11.3	For the period between the Signing Date and the Closing Date, Sellers shall, to the extent legally permissible, use best efforts that the Consolidated Companies shall, except as disclosed in Exhibit 11.3 or with the prior consent of Purchaser (which shall not be unreasonably withheld and not be delayed for more than five (5) Business Days), not:
11.3.1	permit any of its Material Assets or Material Intellectual Property Rights to be subjected to any mortgage, pledge, lien, security interest or encumbrance, except for those arising by operation of law or in the ordinary course of business;
11.3.2	make any material capital expenditure (i.e. exceeding an amount of EUR 15,000,000.00 (in words: Euro fifteen million)) or commitment therefore, except (i) pursuant to contracts or commitments existing on the Signing Date, or (ii) for measures already included in the capital expenditure budget as shown in Exhibit 11.3.2 (herein “Capex Plan”);
11.3.3	incur any incremental (zusätzliche) liability for borrowed money outside the ordinary course of business or in excess of EUR 15,000,000.00 (in words: Euro fifteen million) in the individual case or to issue any guarantee for obligations or liabilities of any third party (other than a Company), in each case excluding (i) liabilities for borrowed money or guarantees towards any other Company, (ii) liabilities for borrowed money or guarantees to be incurred or issued in the ordinary course of business and in amounts and on terms consistent with past practice and (iii) liabilities for borrowed money or guarantees to be incurred or issued in connection with contracts or commitments existing on the Signing Date or already approved in the relevant budget or the Capex Plan;

11.3.4	grant any increase in wages, salaries, bonus, extra compensation, pension, severance pay or other remuneration of any directors or employees other than increases (i) which are provided by collective bargaining agreements (Tarifverträge) or references to such bargaining agreements in the individual employment contracts or (ii) which are granted in the ordinary course of business consistent with past practice;
11.3.5	cancel or waive any claims or rights with an individual market value in excess of EUR 3,000,000.00 (in words: Euro three million) or settle (vergleichen) any pending court or administrative proceedings, including arbitration proceedings, with a litigation value (Streitwert) in excess of EUR 3,000,000.00 (in words: Euro three million);
11.3.6	enter into any new collective bargaining agreement (Tarifvertrag) outside the ordinary course of business and with the exception of industry wide collective bargaining agreements;
11.3.7	enter into any real property transaction involving contractual obligations with a net present value in excess of EUR 15,000,000.00 (in words: Euro fifteen million) in the individual case;
11.3.8	sell the Business in whole or any material parts thereof (i.e. a part of the Business with a fair market value exceeding EUR 50,000,000.00 (in words: Euro fifty million) in the individual case);
11.3.9	perform transactions under the German Transformation Act (UmwG) involving any Consolidated Company as a party thereto;
11.3.10	make payments other than under service agreements or on account of trade payables to, or incur non-trade liabilities vis-à-vis, any of Sellers or Sellers’ Affiliates exceeding EUR 3,000,000.00 (in words: Euro three million) in the individual case, except for such payments or liabilities in the ordinary course of business or under the Shareholder Loans or Intercompany Financing Arrangements;

11.3.11	waive or release any indebtedness, liability or obligation or other payment owed to any Company by any of Sellers or Sellers’ Affiliates outside the ordinary course of business; or
11.3.12	agree, whether or not in writing, to do any of the foregoing.
11.4	Sellers agree that, prior to the Closing Date, Purchaser shall, to the extent legally permissible and subject to Sellers’ consent, which shall not be unreasonably withheld or delayed, be entitled to receive such information on the Business (including copies of documents, accounts and records) as it reasonably requests for the purpose of preparing the Closing. Any such information requests and any exchange of information shall take place during regular business hours and under reasonable circumstances without interference with the business operations of any of the Companies and in full compliance with applicable laws. Information requests shall be exclusively addressed to the individuals who shall be identified by Sellers and communicated to Purchaser within five (5) Business Days after the Signing Date.
11.5	The Parties are in agreement that the service level agreements for the services listed in Exhibit 11.5 hereto (herein “Terminating Services”) between the Companies on the one hand and Sellers or Sellers’ Affiliates on the other hand shall be terminated on or prior to the Scheduled Closing Date with effect as of the Closing Date provided, however, that the Parties shall agree in good faith on procedures for a reasonable support of Purchaser and the Companies in the area of the Terminating Services by Sellers and Sellers’ Affiliates for a reasonable period of time after the Closing Date, if and to the extent required for a reasonable transition. With respect to all other service level agreements and all other agreements and internal arrangements for the provision of services, the lease of premises or the delivery of goods (excluding, for the avoidance of doubt, the Contribution Agreements, the Intercompany Financing Arrangements and the Shareholder Loans) existing or to be entered into between the Companies on the one hand and Sellers or Sellers’ Affiliates on the other hand, the Parties agree to discuss in good faith the conclusion, amendment, termination or continuation at substantially unchanged terms of such service level agreements after the Signing Date and to use best efforts to cause their respective Affiliates to implement such conclusion, amendment, termination or continuation.
11.6	Sellers shall procure (bewirken) that as soon as reasonably practicable (i) the Capital Increases shall be registered with the commercial register (Handelsregister) maintained at the lower court (Amtsgericht) of Regensburg in accordance with the terms of the resolutions of the shareholders meeting of VDO AG dated 23 May 2007 and the Contribution Agreements, (ii) all steps required for the implementation of the Contribution Agreements shall be consummated, (iii) the Chinese Carve-out Business shall be transferred to the Chinese Carve-out Companies in accordance with Section 1.6.1 above, and (iv) the Indian Carve-Out Business shall be transferred to Indian NewCo in accordance with Section 1.6.2 above. The Parties are in agreement that the obligations of Sellers to take certain actions to implement the Contribution Agreements shall not lapse on 30 September 2007, but continue until the Closing Date (if later). To the extent further steps shall be reasonably required after the Closing Date to implement the Contribution Agreements, the Parties shall discuss in good faith with a view to agree on the taking of such further steps by Sellers, the Companies and Purchaser.

11.7	Sellers shall, and shall procure (bewirken) that the relevant Sellers’ Affiliates shall, timely consult with Purchaser and its advisers with regard to all material contemplated steps, including, without limitation, (i) the passing of shareholders resolutions of VDO AG, (ii) the amendment of the Contribution Agreements and/or any other sale, contribution, transfer or similar agreements relating to the transfer of the Business to the Companies entered into between Sellers and Sellers’ Affiliates on the one hand and the Companies on the other hand (herein “Carve-Out Agreements”), and (iii) the general allocation of personnel, in each case with a view to implement the contribution of the Business to VDO AG and the Companies in accordance with the terms and conditions of the Contribution Agreements and the Carve-Out Agreements.
11.8	Sellers shall procure (bewirken) that no more than the equivalent of three hundred (300) full time employees shall transfer to any of the Companies pursuant to Section 12.8 of the SAG Contribution Agreement (herein collectively “Transferring Employees”). Notwithstanding Section 12.8.1 lit. a) of the SAG Contribution Agreement, Seller 1 shall consult with VDO AG and, to the extent permitted by law, Purchaser with respect to the identity of the Transferring Employees, it being understood that the identification of the Transferring Employees shall be in Seller 1’s sole discretion.
11.9	If and to the extent any intellectual property rights which were exclusively applicable to the Business prior to 01 June 2007 and are owned by Seller 1, but have not been transferred to VDO AG under the SAG Contribution Agreement by apparent omission or mistake (offensichtliches Versehen), the Parties shall procure (bewirken) that such omission or mistake shall be corrected without undue delay (unverzüglich) in accordance with the terms and conditions of the SAG Contribution Agreement and without further consideration.
11.10	Seller 1 hereby grants its consent (Zustimmung), in accordance with Section 4 of the SIBUSA Contribution Agreement and Section 4 of the SIH Contribution Agreement to the execution of any sales, share transfers and reorganizations to the extent they result in all shares in Siemens VDO Holding Inc. being held by one party.

11.11	The covenants of Sellers contained in Sections 11.1 through 11.3 shall herein be referred to as “Sellers’ Conduct Covenants” and the covenants of Sellers contained in Sections 11.4 through 11.10 shall herein be referred to as “Sellers’ Other Covenants” and the Sellers’ Conduct Covenants and the Sellers’ Other Covenants are herein collectively referred to as “Sellers’ Covenants”.
12.	Pension Funding Obligation
12.1	The Parties are in agreement that the Pension Deficit Amount (as defined in Section 12.2 below) of the Consolidated Companies existing as of the Effective Date shall be determined on the basis of an independent actuarial valuation as of the Effective Date and shall be settled by Sellers and Sellers’ Affiliates in accordance with this Section 12.
12.2	The “Pension Deficit Amount” shall be the difference between the DBO Amount and the Pension Asset Value whereby the
12.2.1	“DBO Amount” shall be the value existing on the Effective Date of the Post Employment Benefit Obligations (as defined in Section 12.2.2 below) in respect of current and former (deferred vested and retirees) employees of the Consolidated Companies (herein “Relevant Employees”);
12.2.2	“Post Employment Benefit Obligations” shall mean any and all obligations of any of the Consolidated Companies relating to or in connection with the payment of (i) pensions (and lump sums payable in addition to, or by commutation of, pension on retirement), (ii) post retirement medical benefits (OPEB), (iii) deferred compensation and (iv) termination indemnities (Abfertigungen) as applicable in Austria and Italy (TFR) and/or (v) survival benefits as applicable in Germany (Übergangsgeld und Sterbegeld);
12.2.3	“Pension Asset Value” shall be the market value existing on the Effective Date of the pension assets held for the account of the Consolidated Companies (e.g. transferring plan vehicles, dedicated bank accounts for pension cash, deferred contribution funds, and the assets to be transferred to VDO AG under Section 12.6 of the SAG Contribution Agreement).
12.3	Seller 1 has commissioned BodeHewitt AG & Co. KG (herein “BodeHewitt”) to calculate the Pension Deficit Amount of the Consolidated Companies as of the Effective Date subject to following calculation methodology:

12.3.1	the DBO Amount shall be the defined benefit obligation (DBO), representing the actuarial present value of the Post Employment Benefit Obligations generated by service of the Relevant Employees up to the Effective Date;
12.3.2	the DBO Amount and the Pension Asset Value shall be determined separately for each plan or arrangement for Post Employment Benefit Obligations and calculated by the recognized local pension actuaries in each relevant country which calculated the relevant pension figures for the most recent audited financial statements of the Consolidated Company concerned;
12.3.3	the DBO Amount shall be calculated by using the same calculation methodology historically applied by Sellers and the Consolidated Companies for its most recent audited financial statements and the actuarial assumptions set forth in Exhibit 12.3.3 whereby, for the avoidance of doubt, the DBO Amount shall be calculated in compliance with International Accounting Standard IAS 19 except that in those countries where the Consolidated Companies calculated the relevant pension figures for its most recent audited financial statements under local GAAP requirements, the Sellers reserve the right to apply the calculation methodology as used in such audited financial statements;
12.3.4	the Pension Asset Value shall be the fair market value of the pension assets as of the Effective Date.
Seller 1 shall make available to Purchaser a complete copy of the actuarial report prepared by BodeHewitt including the methodology and assumptions applied (herein “BodeHewitt Report”) without undue delay (unverzüglich), but in any event no later than five (5) Business Days after obtaining the BodeHewitt Report from BodeHewitt.
12.4	The Parties shall procure (bewirken) that, subject to applicable law, the Post Employment Benefit Obligations shall be assumed by, or, as the case may be, be transferred (without recourse to the transferee) from Seller or the relevant Sellers’ Affiliate to, the relevant Consolidated Company or, at the election of Purchaser, to Purchaser or an Affiliate of Purchaser or to plans or arrangements operated or designated by either of them. The Parties agree to cooperate in order to establish the arrangements and make the transfers of Post Employment Benefit Obligations and to achieve any regulatory or legal approvals and/or clearances from regulatory or legal authorities which either Party reasonably considers necessary or desirable in connection with such transfer. The Parties acknowledge that the employees of the Consolidated Companies will cease to participate in employee benefit plans and arrangements of Sellers and Sellers’ Affiliates with effect as of the Closing Date, unless such employee benefit plans explicitly allow continued membership for a transitional period of time after a change of control in the Company concerned.

12.5	Ten (10) Business Days after receiving the BodeHewitt Report from BodeHewitt, Seller 1 shall pay to VDO AG an amount equal to the Pension Deficit Amount as of the Effective Date as determined by the BodeHewitt Report, plus interest for the period from (but not including) the Effective Date until (and including) the date of payment at a rate of five (5) percent p.a. (herein “Unfunded Pension Compensation”). Seller 1 reserves the right to pay the Unfunded Pension Compensation or parts thereof into plans, schemes or arrangements for the provision of (or contribution to) post employment benefits to the Relevant Employees, e.g. SV Pension Trust e.V. (herein “Receiving Plan”) or to cause a Sellers’ Affiliate to make such payment. Any such payment into a Receiving Plan shall constitute both a payment of Seller 1 with full release from its obligation to pay the relevant portion of the Unfunded Pension Compensation and a payment of the relevant Consolidated Company under the respective arrangements with the Receiving Plan (doppelte Tilgungsbestimmung).
13.	Non-Compete Undertaking, Use of Trademarks, Non-Solicitation Undertaking
13.1	Sellers hereby undertake that neither Sellers nor any of Sellers’ Affiliates shall engage, directly or indirectly, as a proprietor, shareholder, partner or otherwise in the activities listed in Exhibit 13.1 (herein “Restricted Activities”) for thirty (30) months from the Closing Date. Nothing in this Section 13.1 shall preclude Sellers and Sellers’ Affiliates from continuing any business activities they have been conducting already at the Signing Date, including organic growth of such activities (i) stipulated in a business, strategy or R&D plan as of the Signing Date or (ii) based on R&D activities existing as of the Signing Date. Seller 1 further agrees, for a period of thirty (30) months from the Closing Date not to sublicense or otherwise make available, whether by way of sale of business or through sub-licenses, any rights under the licenses granted to Seller 1 under Section 6.5 of the SAG Contribution Agreement to a third party (excluding, for the avoidance of doubt, any Sellers ´ Affiliates) for use of such rights in the field of (i) the Restricted Activities as conducted by the Companies at the Closing Date or (ii) organic growth of such Restricted Activities. For the avoidance of doubt, any rights granted by Seller 1 to any third party prior to the Signing Date shall remain unaffected.

13.2	Nothing in Section 13.1 above shall prohibit Sellers or any of Sellers’ Affiliates from (i) acquiring or owning, directly or indirectly, any shareholdings in other companies engaged in the Restricted Activities (herein “Competing Business”) if such shareholding represents (a) less than twenty (20) percent of such company’s voting capital or (b) less than fifty (50) percent of such company’s voting capital provided that the annual turnover of such Competing Business amounts to less than EUR 50,000,000 (in words: Euro fifty million), (ii) acquiring or owning, directly or indirectly, any shareholdings in a company engaged in the Competing Business if such Competing Business does, at the date of the acquisition, not account for more than thirty (30) percent of the total annual net sales of such company as reported for the last fiscal year prior to the date of such acquisition, or (iii) merging with a company that carries on a Competing Business or engaging in any equity transaction with such company which achieves substantially the same economic effects as a merger, if such Competing Business does, at the date of the acquisition, not account for more than thirty (30) percent of the total annual net sales of such merger party as reported for the last fiscal year prior to the date of such acquisition. Nothing in Section 13.1 above shall prevent Sellers or any of Sellers’ Affiliates from acquiring, directly or indirectly, shares or assets of any company which carries on a Competing Business and continuing such Competing Business if Sellers or Sellers’ Affiliates offer the Competing Business or interest for sale within one (1) year from completion of the relevant transaction on reasonable commercial terms but a buyer cannot be found provided that Sellers shall have first offered such Competing Business to Purchaser at fair market value.
13.3	Sellers shall, and shall procure (bewirken) that Sellers’ Affiliates shall, not use, whether by itself or through third parties, any of the “VDO” trademarks listed in Annex 6.2.1 to the SAG Contribution Agreements (herein “VDO Trademarks”). Seller 1 agrees not to exercise the license granted under Section 6.5.1 of the SAG Contribution Agreement in relation to the VDO Trademarks.
13.4	In case of a breach of the undertakings of Sellers contained in Section 13.1 and Section 13.3 above Purchaser may request that Sellers immediately discontinue such breaches and refrain from any such breaches in the future. If and to the extent Sellers have not stopped such breaches within a period of three (3) months after such request for discontinuation has been made (herein “Grace Period”) by Purchaser in writing, Purchaser shall, in addition, be entitled to the amount of Losses (which shall, in deviation from Section 9.1 above, in this case also comprise any consequential damages (Folgeschäden) and lost profits (entgangener Gewinn)) suffered by Purchaser or any of its Affiliates, including the Companies, as a consequence of aforesaid breach of Sellers’ undertakings contained in Section 13.1 and Section 13.3 above after the Grace Period.

13.5	Sellers shall not, and shall procure (bewirken) that Sellers’ Affiliates shall not, for a period of one (1) year from the Closing Date, solicit or entice away from any of the Companies, or offer employment to or employ, or offer or conclude any contract for services with, any person that was employed by any of the Companies as director or member of the senior management during the eighteen (18) months prior to the Closing Date (herein “Restricted Employees”), provided, however, that this Section 13.5 shall not restrict any of Sellers or Sellers’ Affiliates to make generalized solicitations by use of advertisements or by engaging human resource consultants not targeted or focused on any Restricted Employee and to freely employ any Restricted Employee responding to such solicitations. In case of a breach of the foregoing covenant, Sellers shall be liable to pay to Purchaser (and/or, at Purchaser’s discretion, to any of the Companies) for each breach a lump sum penalty (pauschalierter Schadenersatz) in the amount of the relevant director’s or manager’s gross annual salary including any bonus, extra payments, etc. paid by VDO AG and/or the relevant Company, provided that such lump sum penalty (pauschalierter Schadenersatz) shall constitute Purchaser’s sole remedy and shall exclude Purchaser to claim further damages or losses incurred by Purchaser in connection with such breach.
G.	LIMITATIONS
14.	Expiration and Limitations of Claims
14.1	All claims of Purchaser arising under this Agreement shall be time-barred eighteen (18) months after the Closing Date. Exempted herefrom are:
14.1.1	all claims of Purchaser arising (i) from a breach of the Sellers’ Guarantee contained in Section 7.1.2 (Existence of Companies) or a breach of Sellers’ Guarantee contained in Section 7.1.4 (Ownership of the Shares) in respect of defects of title to the Shares or (ii) in relation to specific performance claims (Erfüllungsansprüche) to transfer title to the Shares which shall be time-barred on the fifth (5th) anniversary of the Closing Date (herein collectively “Title Claims”);
14.1.2	all claims of Purchaser arising under the Sellers’ Guarantee in Section 7.1.17 above (Environmental Contamination) which shall be time-barred three (3) years after the Closing Date;
14.1.3	all Tax Indemnification Claims which shall be time-barred for each claim three (3) months after the date of the final, non-appealable assessment concerning the respective Tax, but not earlier than three (3) months after the date at which Purchaser’s right to bring any Tax Indemnification Claims is no longer barred by Section 10.2.1 above (i.e. the date at which the aggregate amount of Tax Indemnification Claims first exceeds the aggregate amount of liabilities and provisions for Taxes included in the Effective Date Accounts);

14.1.4	all claims of Purchaser arising from a breach of the undertakings of Sellers contained in Section 13 (Non-Compete Undertaking, Use of Trademarks, Non-Solicitation Undertaking) above, except for any claims arising from a breach of the undertaking of Sellers contained in Section 13.3 above (Use of VDO Trademarks), which shall be time-barred for each claim three (3) months after Purchaser or any of its Affiliates (including the Companies) becomes aware of the underlying facts and circumstances, but in any event thirty-three (33) months after the Closing Date;
14.1.5	any claims arising from a breach of the undertaking of Sellers contained in Section 13.3 above (Use of VDO Trademarks) and all claims of Purchaser arising as a result of willful or intentional breaches of Sellers’ obligations under this Agreement which shall be time-barred in accordance with the statutory rules in Sections 195, 199 German Civil Code (BGB);
(herein collectively “Time Limitations”). “Exempted Claims” shall mean any (i) Title Claims, (ii) Purchaser Claims arising from a breach of the Sellers’ Guarantee contained in Section 7.1.18 (No Profit Distribution or Other Payments) and Section 7.1.20 (Shareholder Loans) above, (iii) Purchaser Claims arising from a breach of or the Sellers’ Conduct Covenants contained in Section 11.2 above, (iv) Tax Indemnification Claims, (v) claims arising from a breach of the Sellers’ undertakings contained in Section 12 (Pension Funding Obligation) or Section 13 (Non-Compete Undertaking, Use of Trademarks, Non-Solicitation Undertaking) above and (vi) claims referred to in Section 14.1.5 above.
14.2	The expiry period for any claims of Purchaser under this Agreement shall be tolled (gehemmt) pursuant to Section 209 German Civil Code (BGB) by any timely demand for fulfillment pursuant to Section 9.3 above provided that Purchaser commences judicial proceedings within three (3) months after the expiry of the relevant Time Limitations. Section 203 German Civil Code (BGB) shall not apply, unless the Parties agree in writing that the expiry period shall be tolled on the basis of pending settlement negotiations.
14.3	No liability shall attach to Sellers under or in connection with this Agreement if and to the extent the individual claim is less than EUR 1,000,000.00 (in words: Euro one million) (herein “De Minimis Claims”) and until the aggregate amount of claims (excluding any De Minimis Claims) exceeds an amount of EUR 100,000,000.00 (in words: Euro one hundred million) (Freibetrag) (herein “Deductible”). If the aggregate amount of claims under this Agreement (excluding any De Minimis Claims and Exempted Claims) exceeds the Deductible, the Purchaser may claim only the excess of such claims above the Deductible subject to the other provisions of this Section 14. This Section 14.3 shall not apply to any Exempted Claims and claims arising from a breach of the Sellers’ Other Covenants.

14.4	The aggregate liability of Sellers under this Agreement shall not exceed ten (10) percent of the Purchase Price (herein “Liability Cap”). The Liability Cap shall not apply to any Exempted Claims and claims arising from a breach of the Sellers’ Other Covenants, provided, however, that Sellers’ overall liability under this Agreement, except for claims of Purchaser arising as a result of wilful or intentional breaches of Sellers’ obligations under this Agreement shall in no event exceed the Purchase Price.
14.5	The Parties are in agreement that the remedies that Purchaser or any of the Companies may have against Sellers for breach of obligations set forth or in connection with this Agreement are solely governed by this Agreement, and that the remedies provided for by this Agreement shall be the exclusive remedies available to Purchaser and/or the Companies in connection with this Agreement and that, apart from such remedies, (i) any right of Purchaser to withdraw (zurücktreten) from this Agreement or to require the winding up of the transaction contemplated hereunder (e.g. by way of großer Schadenersatz or Schadenersatz statt der Leistung), (ii) any claims for breach of pre-contractual obligations (culpa in contrahendo), including but not limited to claims arising under Sections 241 (2), 311 (2) (3) German Civil Code (BGB)) or ancillary obligations (Nebenpflichten), including but not limited to claims arising under Section 280 German Civil Code (BGB), (iii) any claims based on frustration of contract pursuant to Section 313 German Civil Code (BGB) (Störung der Geschäftsgrundlage), (iv) all remedies of Purchaser for defects of the purchase object under Sections 437 through 441 German Civil Code (BGB) are hereby expressly excluded and waived (verzichtet) by Purchaser. Claims based on willful deceit (arglistige Täuschung) or other intentional behavior (Vorsatz) of Sellers shall remain unaffected by this Section 14.5. Sellers’ liability for intentional behavior of the persons assisting Sellers in the performance of its obligations (Erfüllungsgehilfen) within the meaning of Section 278 German Civil Code (BGB) is, however, excluded.
14.6	The remedies that Purchaser may have against Sellers for breach of any obligations set forth in or in connection with this Agreement shall not be superseded, replaced or prejudiced by any provision of the Contribution Agreements (or any exhibit, amendment or ancillary agreement entered into in order to implement or amend a Contribution Agreement). Sellers hereby waive any recourse claims (Regressansprüche) against the Companies which might arise under the terms of the Contribution Agreements as a result of a Purchaser Claim being brought against Sellers under this Agreement.

H.	PURCHASER’S COVENANTS AND INDEMNITIES
15.	Purchaser’s Covenants
15.1	With effect as of the Closing Date, Purchaser hereby assumes (i) all guarantees, comfort letters and other securities of any kind which Sellers or any Sellers’ Affiliates have provided in favour of the Business to banks, other financial institutions, suppliers, customers or other third parties on or prior to the Signing Date and listed in Exhibit 15.1 hereto, and (ii) any additional guarantees, comfort letters and other securities of any kind which may be provided in favour of any Company with respect to the Business after the Signing Date with Purchaser’s prior consent, such consent not to be unreasonably withheld ((i) and (ii) herein collectively “Sellers’ Securities”). Purchaser shall further, as of the Scheduled Closing Date or as soon as possible thereafter, replace the Sellers’ Securities and shall procure that any deeds or instruments evidencing the Sellers’ Securities shall be returned to Sellers, so that Sellers and the Sellers’ Affiliates are fully released from all such Sellers’ Securities.
15.2	Purchaser shall (i) procure (bewirken) that the Companies shall, as soon as reasonably possible after the Closing Date, provide a sufficient and adequate insolvency risk insurance as required under the German Old Age Part Time Act (Altersteilzeitgesetz) for old-age part time funds (Altersteilzeitguthaben) of the employees of the Companies which shall replace the current collateral provided by Seller 1 on behalf of the Companies and (ii) provide adequate proof thereof to Sellers as soon as reasonably possible after the Closing Date.
15.3	Purchaser undertakes and covenants to procure insurance coverage for the Business effective from the Closing Date which shall be commensurate to the insurance coverage existing in the industry in which the Business operates, it being understood that the insurance coverage provided to the Business under Siemens group insurance policies ceases with effect as of the Closing Date. Such insurance coverage shall also include any risks relating to the period prior to the Closing Date to cover any claims for which insurance claims cannot reasonably be filed prior to the Closing Date and therefore are not recoverable by the Companies after the Closing Date due to the existing insurance coverage on “claims made” basis.
15.4	Purchaser shall procure (bewirken):
15.4.1	that each of the Companies shall refrain from using the name, trademark or logo “Siemens” or any other marks, logos, names or reference which, in each case, indicate a connection between the Companies and the Siemens group immediately after Closing, it being understood that the Companies shall be permitted to use up business paper, materials used in digital media and other materials bearing the name, trademark or logo “Siemens” or any other marks, logos, names or reference which, in each case, indicate a connection between the Companies and the Siemens group for a period of six (6) months after the Closing Date; and

15.4.2	that following the Closing Date each of the Companies shall provide Sellers and Sellers’ Affiliates, upon request and at the expense of Sellers and Sellers’ Affiliates (excluding internal costs of the Companies), with (i) all accounting data relating to periods prior to (and including) the Closing Date necessary for the deconsolidation of the Consolidated Companies by Sellers and all necessary assistance and access to the management of the Consolidated Companies to the extent required for the audit of the data to be delivered and (ii) reasonable access to, and the right to take copies (including, for the avoidance of doubt, electronic copies) of, the books, accounts and other records held by any Company to the extent that such books, accounts, and records relate to the periods prior to the Closing Date; provided that all information obtained under this Section 15.4.2 shall be treated as Confidential Information pursuant to Section 18 below.
15.5	Purchaser shall procure (bewirken) that the assets received by VDO AG under the SAG Contribution Agreement will be accounted for at the fair market value (gemeiner Wert) for Tax purposes in accordance with Seller 1’s instruction and the allocation made by Seller 1 for Tax purposes.
15.6	Subject to Section 15.9 below, Purchaser shall procure (bewirken) that for a period of thirty-six (36) months after the Closing Date
15.6.1	the Companies shall maintain their existing sites (Standorte) in Germany except where restructurings of the Companies’ sites were already contemplated in the business plan of the Companies prior to the Signing Date; and provided that, with respect to Regensburg, such period shall be extended to sixty (60) months after the Closing Date; and
15.6.2	to the extent reasonably practicable, the existing headquarter of the Business in Regensburg shall be maintained substantially in its current form, e.g. as divisional or regional headquarter, provided that Purchaser currently has no intention not to maintain such headquarter beyond such period.

15.7	Purchaser shall procure (bewirken):
15.7.1	that the Companies shall be bound by the terms and conditions of any collective bargaining agreements (Tarifverträge), shop agreements (Betriebsvereinbarungen) and group shop agreements (Konzernbetriebsvereinbarungen) (herein “Collective Employment Agreements”) applicable to the Companies as at the Closing Date, it being understood that nothing in this Section 15.7.1 shall prohibit the Companies to terminate or amend the Collective Employment Agreements in accordance with their existing terms;
15.7.2	that (i) the Collective Employment Agreements shall remain in full force in respect for the Companies after the Closing Date by way of collective continued obligations (kollektivrechtliche Fortgeltung) or (ii) in the event that the collective continued obligations (kollektivrechtliche Fortgeltung) should not be possible, without undue delay following the Closing Date to offer to the competent trade unions and work councils to conclude collective bargaining agreements, shop agreements and group shop agreements substantially identical to the Collective Employment Agreements;
15.7.3	that, for a period of thirty-six (36) months after the Closing Date, the Companies shall continue without material alteration all pension schemes, pension arrangements and other employee benefit plans applicable for the Companies as at the Closing Date (herein “Pension and/or Benefit Schemes”) and to fulfill all obligations arising under the Pension and/or Benefit Schemes and, to the extent such Pension and/or Benefit Schemes cannot be continued after the Closing Date, to have such Pension and/or Benefit Schemes substituted by pension and other employee benefits that are the same as or, in the aggregate comparable to the benefits received by the employees of the Companies prior to the Closing Date and it being understood that (i) the employees of the Companies will not suffer any disadvantages in connection with the transition of the Pension and/or Benefit Schemes and (ii) that nothing in this Section 15.7.3 shall prohibit the Companies to terminate or amend Pension and/or Benefit Schemes in accordance with their existing terms.
15.8	Subject to Section 15.9 below, Purchaser shall use its commercially reasonable best efforts that for a period of thirty-six (36) months after the Closing Date the Companies shall not lay off any employees employed in Germany as of the Closing Date for operational grounds (betriebsbedingte Kündigung), unless such lay-offs (i) are permissible under the existing Collective Employment Agreements or (ii) were already contemplated in the business plan of the Companies prior to the Signing Date. This Section 15.8 operates for the benefit (echter Vertrag zugunsten Dritter) of the group works council of the Companies (Konzernbetriebsrat VDO AG) or, if no such group works council exists, the general works council (Gesamtbetriebsrat) of the Companies.

15.9	In the event that the basis for Purchaser’s undertakings contained in Sections 15.6 and 15.8 changes substantially during the thirty-six (36) months period after the Closing Date, e.g. through changes in the customer environment, the competitive position or the employment situation of the Companies (Veränderungen des Kunden-, Wettbewerbs- oder Beschäftigungsumfelds), the representatives of Purchaser and the Companies shall discuss in good faith (in gutem Glauben) with the employee representatives with a view to finding a reasonable solution which avoids site closures or lay-offs of employees for operational grounds (betriebsbedingte Kündigungen) to the extent possible.
16.	Indemnification of Sellers by Purchaser
16.1	Purchaser and Guarantor shall as joint and several debtors (Gesamtschuldner) indemnify and hold harmless Sellers and Sellers’ Affiliates and any of their successors, officers, directors, shareholders, employees and agents from and against any and all losses, liabilities (whether present or future, actual or contingent), damages and reasonable costs and expenses (including Taxes, reasonable legal fees, expenses and disbursements) arising out of or in connection with:
16.1.1	all obligations and liabilities (including reasonable legal fees, expenses and disbursements) arising out of or in connection with any breach of Purchaser’s covenant pursuant to Section 15.1 above relating to the Sellers’ Securities;
16.1.2	any liability in connection with the conduct of the Business (prior to, on or after the Closing Date) for which Sellers or any of Sellers’ Affiliates or any of their successors, officers, directors, shareholders, employees or agents are held liable;
16.1.3	any claims brought under Section 24 Federal Soil Protection Act (Bundes-Bodenschutzgesetz), Section 9 (2) Environmental Impairment Act (UmweltschadensG) or any similar statutory or other claims against Sellers or Sellers’ Affiliates by any of the Companies or any onward buyer of the Business or any subsequent user of the sites operated by the Companies; or

16.1.4	any obligations or liabilities towards employees of the Business which are supposed to be transferred to VDO AG under the SAG Contribution Agreement, but are not legally transferred to VDO AG as a result of an objection to such transfer by the employee (herein “Retained Employee”), to the extent that such obligations or liabilities relate to periods after the Effective Date, in particular including severance payments of whatsoever nature payable to a Retained Employee in connection with its termination, salary payments and employee benefit payments for periods between the Effective Date and termination of the respective Retained Employee;
in each case unless and to the extent Purchaser has the right to claim damages or indemnification from Sellers in respect of such losses, liabilities, damages or costs under the terms of this Agreement (all claims of Sellers under this Section 16.1 herein collectively “Sellers’ Indemnification Claims”).
16.2	All Sellers’ Indemnification Claims against Purchaser shall be time-barred six (6) months after Sellers or any of Sellers’ Affiliates have been notified in writing of a claim or liability giving rise to a Sellers’ Indemnification Claim.
16.3	Section 9.3 and Section 14.2 above shall apply mutatis mutandis to any Sellers’ Indemnification Claims.
I.	GUARANTOR’S GUARANTEE
17.	Guarantor’s Guarantee
Guarantor hereby unconditionally and irrevocably guarantees to Sellers the due and punctual performance of any payment obligations of Purchaser under this Agreement, in particular the payment of (i) the Purchase Price, (ii) the Intercompany Loan Purchase Price, (iii) any Sellers’ Indemnification Claims and (iv) the Contractual Penalty or any further claims for damages, if any, in accordance with Section 6.6 above. Guarantor hereby waives any rights which it may have to require the Sellers to proceed first against or claim payment from Purchaser to the intent that as between Sellers and Guarantor the latter shall be liable as principal debtor as if it had entered into the undertaking to pay any payment obligation under this Agreement.

J.	MISCELLANEOUS
18.	Restrictions of Announcement and Confidentiality
18.1	Each of the Parties undertakes that prior to the Closing Date it will not make and cause all of its Affiliates not to make any announcement in connection with this Agreement unless (i) required by applicable mandatory laws or stock exchange regulations or (ii) the other Party has given its consent to such announcement, including the form of such announcement, which consent may not be unreasonably withheld and may be subject to conditions. If and to the extent any announcement or disclosure of information regarding the subject matter of this Agreement is to be made under applicable mandatory laws or any applicable stock exchange rules, the Party concerned shall, to the extent permissible under applicable laws or stock exchange regulations, not disclose any such information without first informing the other Parties thereof.
18.2	The Parties expressly acknowledge and agree that this Agreement and its terms and all information, whether written or oral, furnished by either Party to the other Party or any Affiliate of such other Party in connection with the preparation and negotiation of this Agreement and the due diligence conducted by Purchaser in connection therewith (herein “Confidential Information”) shall be deemed to be confidential and shall be maintained by each Party and their respective Affiliates in strict confidence, it being understood that this shall also apply to any Confidential Information disclosed under Section 9.3 and 9.6 above or any comparable provisions.
18.3	The receiving Party shall use the same degree of care as it uses with regard to its own Confidential Information to prevent disclosure, use or publication of the Confidential Information. Confidential Information of the originating Party shall be held in strict confidence by the receiving Party unless the receiving Party is able to prove that the Confidential Information is or has been:
18.3.1	obtained legally and freely from a third party without any restrictions;
18.3.2	independently developed by the receiving Party at a prior time or in a separate and distinct manner without benefit of any of the Confidential Information of the disclosing Party, and documented to be as such;
18.3.3	made available by the disclosing Party for general release independent of the receiving Party;
18.3.4	made public as required by applicable laws, regulations, court proceedings or stock exchange regulations; or
18.3.5	within the public domain or later becomes part of the public domain as a result of acts by someone other than the receiving Party and through no fault or wrongful act of the receiving Party.

18.4	A receiving Party may disclose Confidential Information of a disclosing Party to directors, officers, and employees of the receiving Party or agents of the receiving Party including their respective brokers, lenders or insurance carriers who have specifically agreed in writing to non-disclosure of the terms and conditions hereof and who have a need to know such information in connection with the transactions contemplated under this Agreement. Any disclosure hereof required by legal process pursuant to this Section 18 shall only be made after providing the disclosing Party with notice thereof in order to permit the disclosing Party to seek an appropriate protective order or exemption. Violation by a Party or its agents of the foregoing provisions shall entitle the disclosing Party, at its option, to obtain injunctive relief without a showing of irreparable harm or injury and without bond. The provisions of this Section 18 shall survive and remain effective for a period of three (3) years after the Closing Date.
19.	Notices
All notices and other communications hereunder shall be made in writing and shall be delivered or sent by registered mail or courier to the addresses below or to such other addresses which may be specified by any Party to the other Parties in the future in writing:
If to Sellers:

Siemens AG Corporate Finance — Mergers & Acquisitions Attn. Dr. Martin Bentler Wittelsbacherplatz 2 D-80333 Munich Germany

with a copy to:

Siemens AG Legal Services — M&A Transactions Attn.: Dr. Stephan Bühler Werner-von-Siemens-Straße 50 D-91052 Erlangen Germany with a further copy to:

Hengeler Mueller Dr. Hans-Jörg Ziegenhain / Dr. Maximilian Schiessl Leopoldstraße 8-10 D-80802 Munich Germany

If to Purchaser or Guarantor:

Continental AG Attn.: Head of Law Department, Dr. Christian zur Nedden Vahrenwalder Straße 9 D-30165 Hannover Germany

with a copy to:

Freshfields Bruckhaus Deringer Dr. Christoph H. Seibt / Dr. Marius Berenbrok Alsterarkaden 27 D-20354 Hamburg Germany
20.	Costs, Expenses, Fees and Charges
20.1	All costs, expenses, fees and charges in connection with the transactions contemplated under this Agreement, including legal services, shall be borne by the Party commissioning the respective costs, fees and charges. Any costs, expenses and fees (including success fees and break fees) for services rendered by any of the banks, advisers and accountants listed in Exhibit 20.1 hereto in connection with the contemplated initial public offering of shares of VDO AG shall be borne by Sellers.
20.2	Purchaser shall bear all official fees charged by the antitrust authorities in connection with the Antitrust Clearances and any sales, transfer or stamp Taxes, or other similar charges, payable by reason of the transactions contemplated under this Agreement.
20.3	Sellers shall bear the notarial fees incurred with the notarization of this Agreement including, for the avoidance of doubt, the fees of a notarial accession of one or several Loan Purchasers in accordance with Section 3.4 above.

21.	Entire Agreement, Interpretation, Rule of Conflict
21.1	This Agreement comprises the entire agreement between the Parties concerning the subject matter hereof and supersedes and replaces all oral and written declarations of intention made by the Parties in connection with the contractual negotiations. Changes or amendments to this Agreement (including this Section 21.1) must be made in writing by the Parties or in any other legally required form, if so required.
21.2	All Exhibits and Disclosure Schedules to this Agreement constitute an integral part of this Agreement.
21.3	In this Agreement the headings are inserted for convenience only and shall not affect the interpretation of this Agreement; where a German term has been inserted in quotation marks and/or italics it alone (and not the English term to which it relates) shall be authoritative for the purpose of the interpretation of the relevant English term in this Agreement. The terms “including” and “in particular” shall always mean “including, without limitation” and “in particular, without limitation”, respectively.
21.4	Except as explicitly provided otherwise in Sections 11.6, 11.9 and 14.6 above, this Agreement shall not supersede or replace or prejudice any of the Contribution Agreements and the terms and conditions of the Contribution Agreements shall remain unaffected by this Agreement.
22.	No Third Party Rights

This Agreement shall not grant any rights to, and are not intended to operate for, the benefit of third parties unless otherwise explicitly provided for herein. Wherever under this Agreement any party other than Purchaser is to be indemnified by Sellers, such other party, in particular the Companies, shall not be entitled to bring any claims for indemnification against Sellers (kein echter Vertrag zugunsten Dritter).
23.	No Assignment, No Set-off
23.1	No Party shall be entitled to assign any rights or claims under this Agreement without the written consent of the other Parties.
23.2	No Party, except as provided otherwise herein, shall be entitled (i) to set-off (aufrechnen) any rights and claims it may have against any rights or claims any other Party may have under this Agreement or (ii) to refuse to perform any obligation it may have under this Agreement on the grounds that it has a right of retention (Zurückbehaltungsrecht) unless the rights or claims of the relevant Party claiming a right of set-off (Aufrechnung) or retention (Zurückbehaltung) have been acknowledged (anerkannt) in writing by the relevant other Party/Parties or have been confirmed by final decision of a competent court (Gericht) or arbitration court (Schiedsgericht).

24.	Certain Terminology and Terms
24.1	“Business Days” shall be the banking days (Bankarbeitstage) prevailing in Frankfurt am Main, excluding, for the avoidance of doubt, Saturdays.
24.2	Any currency conversions under or in connection with this Agreement shall be determined using the following exchange rates: (i) the European Central Bank fixing rates which are published both by electronic market information providers (e.g. Reuters page ECB37) and on the ECB’s website www.ecb.int shortly after 2.15 p.m. CET on the relevant date, or (ii) in the event that such rates are not published on the relevant date, the rates published on the latest day before the relevant date for which such rates are published, or (iii) if the European Central Bank generally does not publish exchange rates for a certain currency, the rates published on the homepage of the Financial Times for the relevant date or the latest day before the relevant date for which such rates are published, whatever the case may be ((i) through (iii) herein “Exchange Rates”) . In case cross-rates have to be used where one leg of the currency pair is not the Euro, these cross-rates will be calculated by taking the corresponding two (2) fixing rates against the Euro.
24.3	Interest payable under any provision of this Agreement shall be calculated on the basis of actual days elapsed divided by 360.
25.	Governing Law, Dispute Resolution
25.1	This Agreement shall be governed by, and be construed in accordance with, the laws of the Federal Republic of Germany, without regard to principles of conflicts of laws and without regard to the UN Convention on the Sale of Goods.
25.2	All disputes arising under or in connection with this Agreement (including any disputes in connection with its validity) shall be finally settled by three arbitrators in accordance with the Arbitration Rules of the German Institution of Arbitration e.V. (DIS) without recourse to the ordinary courts of law. The venue of the arbitration shall be Munich. The language of the arbitral proceedings shall be German provided that no translation of English language documents shall be required.

26.	Invalid Provisions, Unintended Gaps (Salvatorische Klausel)
26.1	In the event that one or more provisions of this Agreement shall, or shall be deemed to, be invalid or unenforceable, the validity and enforceability of the other provisions of this Agreement shall not be affected thereby. In such case, the Parties hereto agree to recognize and give effect to such valid and enforceable provision or provisions, which correspond as closely as possible with the commercial intent of the Parties.
26.2	The same shall apply in the event that this Agreement contains any unintended gaps (unbeabsichtigte Vertragslücken).
Read out aloud to the parties by the acting notary; respectively in presence of the notary; agreed by the parties and signed by them as follows:

EXECUTED by the parties

Signed by for and behalf of Siemens Aktiengesellschaft

Signed by for and behalf of Siemens International Holding B.V.

Signed by for and behalf of Siemens Beteiligungen U.S.A. GmbH

Signed by for and behalf of CAS Two Holdinggesellschaft mbH

Signed by for and behalf of Continental Aktiengesellschaft